As filed with the Securities and Exchange Commission on September 8, 2005
                                           Registration Statement No. 333-126141
================================================================================



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              --------------------

                                    FORM S-3
                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              --------------------



UNISOURCE ENERGY CORPORATION           ARIZONA                  86-0786732
(Exact name of registrant as       (State or other           (I.R.S. Employer
 specified in its charter)         jurisdiction of           Identification No.)
                             incorporation or organization)


   ONE SOUTH CHURCH AVENUE, SUITE 1820, TUCSON, ARIZONA 85701, (520) 571-4000

    (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)


             KEVIN P. LARSON                         JOHN T. HOOD, Esq.
      UniSource Energy Corporation                Thelen Reid & Priest LLP
   One South Church Avenue, Suite 1820                875 Third Avenue
          Tucson, Arizona 85701                   New York, New York 10022
             (520) 571-4000                            (212) 603-2000



        (Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

                              ---------------------


================================================================================
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.
      THE SELLING SECURITY HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
   IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN
      OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR
                             SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2005

PROSPECTUS

                                  $150,000,000

                          UNISOURCE ENERGY CORPORATION
                   4.50% CONVERTIBLE SENIOR NOTES DUE 2035 AND
SHARES OF COMMON STOCK (WITHOUT PAR VALUE) ISSUABLE UPON CONVERSION OF THE NOTES

     We issued $150,000,000 of our 4.50% Convertible Senior Notes due 2035, which we refer to in this prospectus as the "notes," in a private placement in March 2005. Selling securityholders identified in this prospectus may use this prospectus to resell from time to time the notes and the shares of our common stock and preferred share purchase rights issuable upon conversion of the notes. In this prospectus, we sometimes refer to the shares of our common stock issuable or issued upon conversion of the notes as the "shares," and to the notes and/or the shares and preferred share purchase rights, according to the context, as the "securities."

     We will pay interest on the notes semiannually each March 1 and September
1. The first interest payment was made on September 1, 2005. Beginning with the six-month period commencing on March 1, 2015, we will pay contingent interest on the notes if the average trading price of the notes is above a specified level, as described in this prospectus.

     The notes are convertible into shares of our common stock at any time prior to the close of business on the business day immediately preceding the maturity date at an initial conversion rate of 26.6667 shares of our common stock per $1,000 principal amount of notes, which represents a conversion price of approximately $37.50 per share of common stock, subject to adjustment as set forth in this prospectus. In the event of a fundamental change (as described in this prospectus), each holder may require us to repurchase for cash all or a portion of such holder's notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, including contingent interest and additional interest, if any, up to but not including the date of repurchase. In addition, in the event of a fundamental change that occurs before March 5, 2010, we will pay a make-whole premium on notes converted in connection therewith, as described in this prospectus. Holders may require us to repurchase for cash all or part of their notes on March 1, 2015, 2020, 2025 and 2030 at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, including contingent interest and additional interest, if any, up to but not including the date of repurchase. The notes will mature on March 1, 2035. On or after March 5, 2010, we may, at our option, redeem the notes, in whole or in part, at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, including contingent interest and additional interest, if any, up to but not including the date of redemption. There is no sinking fund for the notes. The notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured obligations and will be junior to any of our future secured obligations to the extent of the value of the collateral securing such obligations. Our obligations under the notes will not be guaranteed and will be structurally subordinated in right of payment to all obligations of our subsidiaries, including Tucson Electric Power Company. We have agreed, pursuant to a registration rights agreement, to file the shelf registration statement, of which this prospectus forms a part, with the Securities and Exchange Commission relating to resales of the notes and the shares of our common stock issuable upon conversion of the notes. In the event that we fail to comply with certain of our obligations under the registration rights agreement, we will pay additional interest on the notes. We and each holder of the notes have agreed in the indenture to treat the notes as "contingent payment debt instruments" for United States federal income tax purposes. You should read "Material U.S. Federal Income Tax Considerations." The notes are not listed on any securities exchange. Our common stock is listed on the New York and Pacific stock exchanges under the symbol "UNS." The closing price for our common stock on the New York Stock Exchange on September 2, 2005 was $33.42.

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     The notes are evidenced by global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC. Except as described in this prospectus, beneficial interests in the global certificates will be shown on, and transfers thereon will be effected only through, records maintained by DTC and its direct and indirect participants.

     The selling securityholders may sell the securities in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at fixed or varying prices determined at the time of sale, or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling securityholders. In addition, the shares may be offered from time to time through ordinary brokerage transactions on the New York or Pacific stock exchanges. UniSource Energy Corporation will not receive any of the proceeds from the sale of the securities by any of the selling securityholders. See PLAN OF DISTRIBUTION.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                 , 2005

                                TABLE OF CONTENTS

NOTICE TO INVESTORS..........................................................iii
WHERE YOU CAN FIND MORE INFORMATION..........................................iii
INCORPORATION BY REFERENCE...................................................iii
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................iv
PROSPECTUS SUMMARY.............................................................1
RATIO OF EARNINGS TO FIXED CHARGES.............................................5
RISK FACTORS...................................................................6
USE OF PROCEEDS...............................................................18
PRICE RANGE OF COMMON STOCK...................................................18
SELLING SECURITYHOLDERS.......................................................19
DESCRIPTION OF THE NOTES......................................................22
PLAN OF DISTRIBUTION..........................................................56
LEGAL MATTERS.................................................................59
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.................................59


                               NOTICE TO INVESTORS

     THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT THAT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, USING A "SHELF" REGISTRATION PROCESS. UNDER THIS SHELF REGISTRATION PROCESS, THE SELLING SECURITYHOLDERS MAY FROM TIME TO TIME OFFER SECURITIES COVERED BY THIS PROSPECTUS. EACH TIME A SELLING SECURITYHOLDER OFFERS SECURITIES UNDER THIS PROSPECTUS, THE SELLING SECURITYHOLDER WILL PROVIDE A COPY OF THIS PROSPECTUS AND, IF APPLICABLE, A COPY OF A PROSPECTUS SUPPLEMENT. YOU SHOULD READ AND RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF APPLICABLE, ANY PROSPECTUS SUPPLEMENT. NEITHER WE NOR ANY SELLING SECURITYHOLDER HAS AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. THE SELLING SECURITYHOLDERS ARE OFFERING TO SELL, AND ARE SEEKING OFFERS TO BUY, THE SECURITIES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS. OUR BUSINESS PROFILE, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.


                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the information and reporting requirements of the Exchange Act, under which we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public on the SEC's website at http://www.sec.gov, which contains reports, proxies and information statements and other information regarding issuers that file electronically. In addition, our SEC filings are available on our website at http://www.unisourceenergy.com. INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS AND IS NOT BEING INCORPORATED BY REFERENCE HEREIN.


                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means that we may, in this prospectus, disclose important information to you by referring you to those documents. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the initial filing of the registration statement of which this prospectus is a part and the effectiveness of that registration statement, including any filings after the date of this prospectus and prior to the termination of this offering. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.


          o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

          o Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005;

          o Our Current Reports on Form 8-K filed with the SEC on February 8, 2005, February 14, 2005, February 22, 2005, February 24. 2005,
               February 25, 2005, March 3, 2005, April 18, 2005, May 13, 2005,
               June 6, 2005, June 15, 2005, June 27, 2005, August 16, August 22,
               2005, September 2, 2005 and September 8, 2005.

You may request a copy of these filings at no cost, by writing or telephoning us at the following: UniSource Energy Corporation--Investor Relations, One South Church Avenue, Suite 100, P.O. Box 711, Tucson, Arizona 85702, (520) 571-4000.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements, including, without limitation, statements under the captions "Prospectus Summary," "Risk Factors" and "Use of Proceeds" and any other statements located elsewhere in this prospectus regarding our plans, objectives, goals, strategies, future events or performance and underlying assumptions that are not statements of historical facts. The words "anticipates," "estimates," "expects," "intends," "plans," "predicts," "projects" and similar expressions are intended to identify forward-looking statements and information. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties.

     The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

          o the ability of our subsidiaries to make distributions to us in amounts sufficient to make required interest and principal payments on the notes offered hereby or pay dividends on any common stock issued upon conversion of the notes;

          o the effects of restructuring initiatives in the electric industry and other energy-related industries;

          o the effects of competition in retail and wholesale energy markets;

          o changes in economic conditions, demographic patterns and weather conditions in our retail service areas;

          o supply and demand conditions in wholesale energy markets, including volatility in market prices and illiquidity in markets, which are affected by a variety of factors. These factors include the availability of generating capacity in the western U.S., including hydroelectric resources, weather, natural gas prices, the extent of utility restructuring in various states, transmission constraints, environmental regulations and cost of compliance, Federal Energy Regulatory Commission, or FERC, regulation of wholesale energy markets, and economic conditions in the western U.S.;

          o the creditworthiness of the entities with which we and our affiliates transact business or have transacted business;

          o changes affecting our cost of providing electrical service including changes in fuel costs, generating unit operating performance, scheduled and unscheduled plant outages, interest rates, tax laws, environmental laws, and the general rate of inflation;

          o changes in governmental policies and regulatory actions with respect to financing and rate structures;

          o changes affecting the cost of competing energy alternatives, including changes in available generating technologies and changes in the cost of natural gas;

          o changes in accounting principles or the application of such principles to our businesses;

          o    changes in the depreciable lives of our assets;

          o market conditions and technological changes affecting our unregulated businesses;

          o unanticipated changes in future liabilities relating to employee benefit plans due to changes in market values of retirement plan assets and health care costs;

          o    the outcome of any ongoing or future litigation;

          o    our substantial indebtedness; and

          o our ability to obtain financing through debt and/or equity issuances, which can be affected by various factors, including interest rate fluctuations and capital market conditions.

     We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     This summary highlights information appearing elsewhere in this prospectus, including in the appendices hereto. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should read this entire prospectus carefully. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

     For purposes of this section, references to "we," "us," "our," and "UniSource Energy" refer solely to UniSource Energy Corporation and not to its subsidiaries unless the context clearly suggests otherwise.

OUR COMPANY

     UniSource Energy is a utility holding company headquartered in Tucson, Arizona. UniSource Energy has no significant operations of its own. Our regulated subsidiaries are Tucson Electric Power Company, or TEP, and UniSource Energy Services, or UES, which owns UNS Gas, Inc., or UNS Gas, and UNS Electric, Inc., or UNS Electric. As of June 30, 2005, these companies provided energy to approximately 600,000 customers across Arizona. Our subsidiaries Millennium Energy Holdings, Inc., or Millennium, and UniSource Energy Development Company, or UED, operate unregulated businesses. Our principal executive offices are located at One South Church Avenue, Tucson, Arizona 85701. Our telephone number is (520) 571-4000.

     TUCSON ELECTRIC POWER COMPANY

     TEP is a vertically-integrated, regulated utility that generates, purchases, transports and distributes electricity to residential, commercial and industrial customers. TEP's service territory consists of a 1,155 square mile area and includes a population of approximately 931,000 in the Tucson metropolitan area in Pima county, as well as parts of Cochise county. TEP provides power to approximately 380,000 retail customers. TEP holds a franchise to provide electric distribution service to customers in Tucson through 2026. TEP is our largest business segment and contributed 76% of our operating revenues for the year ended December 31, 2004 and comprised 84% of our assets as of December 31, 2004.

     UNS GAS

     UNS Gas is a gas distribution company serving approximately 135,900 retail customers in Mohave, Yavapai, Coconino and Navajo counties in northern Arizona, as well as Santa Cruz county in southeast Arizona.

     UNS ELECTRIC

     UNS Electric is an electric transmission and distribution company serving approximately 87,500 retail customers in Mohave and Santa Cruz counties.

     GLOBAL SOLAR AND OTHER UNREGULATED BUSINESSES

     Millennium holds investments in various companies designed to develop renewable energy and other emerging energy technologies, including Global Solar Energy, Inc., or Global Solar, which develops and manufactures thin-film photovoltaic cells and panels. The assets of Millennium comprised approximately 6% of UniSource Energy's consolidated assets as of December 31, 2004. UniSource Energy intends to cease making capital contributions to Millennium.

THE FOREGOING INFORMATION ABOUT OUR BUSINESSES AND THE BUSINESSES OF OUR PRINCIPAL SUBSIDIARIES IS ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE COMPREHENSIVE. FOR ADDITIONAL INFORMATION, YOU SHOULD REFER TO THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

FOR A DISCUSSION OF FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED, SEE "RISK FACTORS."

                                  THE OFFERING

Issuer...........................    UniSource Energy Corporation

Notes Offered....................    $150,000,000 aggregate principal amount of
                                     4.50% convertible senior notes due 2035.

Maturity Date....................    March 1, 2035.

Interest Payment Dates...........    March 1 and September 1 of each year; the
                                     first interest payment was made on
                                     September 1, 2005.

Interest.........................    4.50% per annum, payable semiannually, in
                                     arrears. Interest will be computed on the basis of a 360-day year comprised of twelve
                                     30-day months.

Contingent Interest..............    We will pay contingent interest to the
                                     holders of notes during any six-month
                                     period from March 1 to, and including,
                                     August 31 and from September 1 to, and
                                     including, the last day of February,
                                     commencing with the six-month period
                                     beginning March 1, 2015, if the average
                                     note price (as described in this
                                     prospectus) of a note for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of such note.
                                     The amount of contingent interest payable per $1,000 principal amount of notes with respect to any such period will be equal to 0.35% per annum of such average note price.

Guarantees.......................    The notes will not be guaranteed.

Ranking..........................    The notes will be our senior unsecured
                                     obligations and will:

                                     o   rank equal in right of payment with all
                                         of our other existing and future senior
                                         unsecured obligations;

                                     o   rank junior in right of payment to any
                                         of our future secured obligations to
                                         the extent of the value of the
                                         collateral securing such obligations;
                                         and

                                     o   be structurally subordinate in right of
                                         payment to all existing and future
                                         obligations of our subsidiaries.

                                     In addition to the notes, UniSource Energy has a secured credit facility comprised of a $90 million term loan facility and a $15 million revolver. As of June 30, 2005, the notes were structurally subordinate to approximately $1.7 billion of indebtedness of our subsidiaries, $1.2 billion of which was secured.

Right to Convert.................    The notes are convertible into shares of
                                     our common stock at any time prior to
                                     maturity, redemption or repurchase, at an initial conversion rate of 26.6667 shares of our common stock per $1,000 principal amount of notes (which represents a conversion price of approximately $37.50 per share of common stock) under the conditions and subject to such adjustments as described under "Description of the Notes--Conversion of Notes."

                                     Except as described in "Description of the Notes--Conversion Rights," upon any conversion, holders will not receive any separate cash payment representing accrued and unpaid interest, contingent or additional interest, if any.

                                     If holders convert their notes in
                                     connection with a fundamental change, as described in this prospectus, that occurs prior to March 5, 2010, they may also receive a make-whole premium on the notes that they convert. See "Description of the Notes--Conversion of Notes--Payment Upon Conversion Upon a Fundamental Change" and "Description of the Notes--Determination of the Make-Whole Premium."

Optional Redemption..............    On or after March 5, 2010, we may, at our
                                     option, redeem for cash, in whole or in
                                     part, the notes that have not been
                                     previously converted or purchased, at a
                                     price equal to 100% of the principal
                                     amount plus accrued and unpaid interest
                                     (including contingent and additional
                                     interest), if any.

Put Rights.......................    Holders may require us to repurchase for
                                     cash all or part of their notes on March
                                     1, 2015, 2020, 2025 and 2030 at a price
                                     equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including contingent and additional interest), if any, up to, but not including, the date of repurchase.

Fundamental Change...............    If a fundamental change occurs, each holder
                                     of the notes may require us to repurchase for cash all or a portion of such holder's notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest (including contingent and additional interest), if any, up to, but not including, the date of repurchase.

Make-Whole Premium Upon a
 Fundamental Change..............    In the event of a fundamental change that
                                     occurs prior to March 5, 2010, we may be required to pay a make-whole premium on notes converted in connection with the fundamental change. The make-whole premium will be payable in shares of our common stock, or the consideration into which our common stock has been converted or exchanged in connection with such fundamental change, on the repurchase date for the notes after the fundamental change.

                                     The amount of the make-whole premium, if any, will be based on the stock price (as described in this prospectus) and the effective date of the fundamental change. A description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various stock prices and fundamental change effective dates is set forth under "Description of the Notes--Determination of the Make-Whole Premium."

Sinking Fund.....................    None.

Use of Proceeds..................    The selling securityholders will receive
                                     all of the net proceeds from the sale of the securities. We will not receive any of the proceeds from the sale of the securities by the selling securityholders.

Registration Rights..............    We have filed a shelf registration
                                     statement, of which this prospectus is a part, to cover resales of the securities under the Securities Act. We have agreed to use our commercially reasonable efforts to keep the shelf registration statement effective until certain specified times.
                                     If we fail to satisfy this obligation, we will be required to pay additional interest to the holders of the securities.
                                     See "Description of the
                                     Notes--Registration Rights."

Trustee and Paying Agent.........    The Bank of New York

DTC Eligibility..................    The notes were issued in book-entry form
                                     and are represented by permanent global
                                     certificates deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of the
                                     Notes--Book-Entry, Delivery and Form."

Listing and Trading..............    The notes are currently eligible for
                                     trading on the PORTAL system; however, the notes sold by the selling shareholders under this prospectus are not expected to remain eligible for trading on the PORTAL system. We have not applied, and do not intend to apply, for listing of the notes on any securities exchange or the inclusion of the notes on any automated dealer quotation system. Consequently, your ability to sell the notes may be limited by the absence of an active trading market, and if one develops, it may not be liquid. Our common stock is listed on the New York and Pacific stock exchanges under the symbol "UNS."

Governing Law....................    The indenture and the notes are governed
                                     by, and construed in accordance with, the laws of the State of New York.

Risk Factors.....................    An investment in the securities involves
                                     risks. Prospective investors should
                                     carefully consider the information set
                                     forth under "Risk Factors" beginning on
                                     page 6 of this prospectus before deciding to invest in the notes.

U.S. Federal Income Tax..........    Under the indenture governing the notes,
                                     we agreed, and by acceptance
                                     Considerations of a beneficial interest in a note each holder of a note was deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury
                                     Regulations governing contingent payment debt instruments. Pursuant to such treatment, a holder may recognize taxable income in each year that is significantly in excess of interest payments (whether fixed or contingent) actually received that year. Additionally, a holder will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange, conversion or redemption of the notes. Holders are urged to consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of the notes and common stock issuable upon conversion of the notes. See "Risk
                                     Factors--You should consider the U.S.
                                     federal income tax consequences of owning the notes" and "Material U.S. Federal
                                     Income Tax Considerations."

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges is computed by dividing our earnings by our fixed charges before income taxes. For the purposes of such computations earnings are defined as pre-tax earnings from continuing operations before minority interest, plus interest expense and amortization of debt discount and expense related to indebtedness. Fixed charges are interest expense, including amortization of debt discount and expense on indebtedness.

The following table shows our ratio of earnings to fixed charges for the periods indicated:

---------------- ------------- ------------- ------------- ------------- ----------- -------------
Year ended       Year ended    Year ended    Year ended    Year ended    Twelve      Six months
December 31,     December 31,  December 31,  December 31,  December 31,  months      ended June
2000             2001          2002          2003          2004          ended June  30, 2005
                                                                         30, 2005
---------------- ------------- ------------- ------------- ------------- ----------- -------------
1.38             1.77          1.36          1.37          1.43          1.32        1.15
---------------- ------------- ------------- ------------- ------------- ----------- -------------


                                  RISK FACTORS

     Your investment in the notes will involve substantial risks. You should carefully consider the following factors in addition to the other information set forth in this prospectus before you decide to purchase the notes offered hereby. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition, results of operations, cash flows and our ability to make payments on the notes would likely suffer.


RISKS RELATING TO OUR INDEBTEDNESS AND THE NOTES

WE ARE A HOLDING COMPANY AND HAVE NO OPERATING INCOME OF OUR OWN. OUR ABILITY TO MAKE PAYMENTS ON THE NOTES IS DEPENDENT ON RECEIVING DIVIDENDS AND OTHER PAYMENTS FROM OUR SUBSIDIARIES. OUR SUBSIDIARIES DO NOT GUARANTEE OUR OBLIGATIONS UNDER THE NOTES OFFERED HEREBY.

     We have no operations of our own and derive all of our revenues and cash flow from our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to us to pay those amounts, whether by dividend, distribution, loan or other payments. Our subsidiaries may not be able to, or be permitted to, make distributions to us to enable us to make payments in respect of our indebtedness, including the notes, due to contractual restrictions. In addition, our regulated subsidiaries have made certain commitments to the Arizona Corporation Commission ("ACC") and, in the case of TEP and UNS Electric, are subject to constraints under the Federal Power Act, that affect their ability to make distributions to us.

     If we do not receive sufficient dividends and other payments from our subsidiaries to service our debt, we may be required to refinance all or a portion of our existing debt or to obtain additional financing. There can be no assurance that any refinancing will be possible or that any additional financing could be obtained on terms acceptable to us. Our inability to obtain additional financing could have a material adverse effect on our financial position, liquidity and results of operations.

WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS FOLLOWING THE ORIGINAL OFFERING OF THE NOTES, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO REMAIN IN COMPLIANCE WITH DEBT COVENANTS AND MAKE PAYMENTS ON OUR INDEBTEDNESS, INCLUDING THE NOTES OFFERED HEREBY.

     Subsequent to the original offering of the notes, UniSource Energy incurred additional indebtedness in the form of borrowings under a new UniSource Energy credit agreement entered into in April 2005, to complete its strategy of recapitalizing TEP. This indebtedness could make it more difficult for us to satisfy our obligations with respect to the notes, and any failure to comply with any financial and other restrictive covenants in our debt instruments could result in an acceleration of such indebtedness and an event of default under the indenture governing the notes.

     We will be able to incur significant additional indebtedness in the future. The indenture governing the notes does not contain restrictions on the incurrence of additional indebtedness. If new debt is added to our current debt levels, the related risks that we now face, including those described above, would intensify.

THE NOTES WILL BE JUNIOR TO ANY SECURED DEBT THAT WE HAVE ISSUED OR MAY ISSUE IN THE FUTURE AND WILL RANK EQUALLY WITH ALL OF OUR EXISTING AND ANY FUTURE SENIOR INDEBTEDNESS THAT WE MAY INCUR.

     The notes will be our senior unsecured indebtedness. Accordingly, the notes will be junior to any secured debt, including our existing credit agreement, that we have issued or may issue in the future to the extent of the value of the collateral securing such obligations and will rank equally with all of our existing and any future senior unsecured indebtedness that we may incur. In the event of our bankruptcy, liquidation or reorganization or similar proceeding, holders of any of our existing secured debt or future secured debt we issue will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing such other secured debt. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes.

     The indenture governing the notes does not prohibit or limit us or our subsidiaries from incurring additional indebtedness, including additional senior or secured indebtedness, and other liabilities, or from pledging assets to secure such indebtedness and liabilities. The incurrence of additional indebtedness and, in particular, the granting of a security interest to secure the indebtedness, could adversely affect our ability to pay our obligations on the notes.

THE NOTES OFFERED HEREBY ARE STRUCTURALLY SUBORDINATED TO ALL OF THE DEBT AND LIABILITIES OF OUR SUBSIDIARIES.

     The notes are structurally subordinated to all debt and liabilities of our subsidiaries, including TEP. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to any of our subsidiaries, you will participate with all other holders of our indebtedness in UniSource Energy's claims to the assets remaining after such subsidiaries have paid all of their debt and liabilities. In any of these cases, our subsidiaries may not have sufficient funds to make payments to us, and you may receive no payments or less, ratably, than the holders of debt and other liabilities of our subsidiaries. Our subsidiaries will be able to incur significant indebtedness in the future subject to compliance with applicable debt covenants and regulatory requirements.

THE NOTES ARE NOT, AND MAY NOT BE, RATED.

     We have no obligation, and do not intend, to have the notes rated. If one or more rating agencies does rate the notes and assigns the notes a rating lower than the rating expected by investors, or subsequently reduces any such rating, the market price of the notes and our common stock would be harmed.

REGULATORY RESTRICTIONS LIMIT THE ABILITY OF OUR REGULATED SUBSIDIARIES TO MAKE DISTRIBUTIONS TO US.

     Regulatory restrictions limit the ability of our regulated subsidiaries to make distributions to us. These restrictions include:

          o a limitation on the payment of dividends to us unless certain financial tests are satisfied; and

          o a restriction on lending or transferring funds or issuing securities without ACC approval.

     The ACC has issued an order that prevents TEP from paying dividends exceeding 75% of TEP's earnings unless its common equity equals at least 40% of its total capitalization (which, as calculated by the ACC, includes common equity, preferred equity and long-term debt, including current maturities of such debt, and excludes capital lease obligations). As of June 30, 2005, the ratio of TEP's common equity to total capitalization, as calculated for ACC purposes, was approximately 40.6%.

     The Federal Power Act also restricts electric utilities' ability to pay dividends. Pursuant to the Federal Power Act, electric utilities cannot pay dividends out of funds that are properly included in their capital account. TEP has an accumulated deficit rather than positive retained earnings. Although the terms of the Federal Power Act are unclear, we believe there is a reasonable basis for TEP to pay dividends from current year earnings. However, the FERC could attempt to stop TEP from paying further dividends or could seek to impose additional restrictions on the payment of dividends.

     Since TEP's ability to make distributions to us to is dependent on the amount of its current net income, any condition or event which reduces its net income would adversely affect its ability to make distributions to us. Reductions in net income could result from decreased revenues or increased expenses, including non-cash charges and charges resulting from changes in accounting regulations or practices.

     The ACC has also issued an order which prevents UNS Gas and UNS Electric from paying dividends exceeding 75% of their earnings unless their respective common equity is equal to at least 40% of their respective total capitalization. As of June 30, 2005, the ratio of common equity to total capitalization of UNS Gas and UNS Electric was approximately 41% and 43%, respectively.

CONTRACTUAL RESTRICTIONS MAY RESULT IN US NOT HAVING ACCESS TO THE CASH FLOW OF OUR SUBSIDIARIES THAT WILL BE NEEDED TO MAKE PAYMENTS ON THE NOTES OFFERED HEREBY.

     The terms of the credit facilities and other existing debt instruments at our subsidiaries restrict their ability to pay dividends and otherwise transfer assets to us. In addition, future agreements may not permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on the notes when due.

     TEP cannot pay dividends to us unless it complies with the covenants in its credit agreement, including covenants that require TEP to maintain a minimum cash coverage ratio of 2.25 to 1.0 and a maximum total leverage ratio of 4.75 to
1.00 (all such ratios being calculated as provided in the credit agreement). As of June 30, 2005, TEP was in compliance with these covenants.

     The ability of UNS Gas and UNS Electric to make dividend payments to us is also restricted by the instruments governing their debt.

     As of June 30, 2005, compliance with the covenants in the UNS Gas and UNS Electric debt instruments would not have prevented dividends which would otherwise have been permitted under the ACC limitations. It is unlikely, however, that UNS Gas or UNS Electric will pay dividends in the next five years due to their own expected cash requirements for capital expenditures.

OUR SUBSIDIARIES HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS WHICH COULD ADVERSELY AFFECT THEIR BUSINESS AND RESULTS OF OPERATIONS.

     Our ability to make payments on the notes is dependent on the earnings and distributions of funds from our subsidiaries. The substantial indebtedness of our subsidiaries could have important consequences for their businesses and results of operations and subsequently on their ability to distribute amounts to us. For example, it could:

          o require our subsidiaries to dedicate a substantial portion of their cash flow to pay principal and interest on their debt, which could reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

          o make our subsidiaries more vulnerable to restrictions imposed by new government regulations as well as changes in general economic, industry and competitive conditions; and

          o limit the ability of our subsidiaries to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of their business strategy or other purposes.

     In addition, the interest expense of our subsidiaries could increase if interest rates rise because certain of their debt instruments bear interest at floating rates. A one percent increase (decrease) in average interest rates under these agreements would result in a decrease (increase) in UniSource Energy's annual pre-tax net income of approximately $4 million.

     The substantial indebtedness of our subsidiaries could make it more difficult for our subsidiaries to comply with the obligations of their debt instruments, and any failure to comply with the obligations of any of their debt instruments, including financial and other restrictive covenants, could result in an event of default under the agreements governing UniSource Energy's indebtedness.

     If our subsidiaries do not have sufficient earnings to service their debt or make distributions to us to make payments on the notes, we and our subsidiaries may be required to refinance all or part of their existing debt, borrow more money or sell securities, none of which can we guarantee we will be able to do. Any borrowings, issuance of securities or pledge of assets to secure the payment of debt by our regulated subsidiaries would be subject to ACC approval. Any refinancing of our or our subsidiaries' debt could be at higher interest rates and could require us or them to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us and our subsidiaries from adopting some of these alternatives.

THE TERMS OF OUR AND OUR SUBSIDIARIES' EXISTING DEBT INSTRUMENTS AND FUTURE DEBT INSTRUMENTS MAY RESTRICT OUR CURRENT AND FUTURE OPERATIONS, PARTICULARLY OUR ABILITY TO RESPOND TO CHANGES IN OUR BUSINESS OR TO TAKE CERTAIN ACTIONS.

     Our credit facility, the credit facility at TEP and other existing debt instruments of our subsidiaries contain, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to engage in acts that may be in our best long-term interests. As described above, the TEP credit facility includes financial covenants, including requirements to:

          o    maintain certain minimum cash coverage ratios; and

          o    not exceed certain maximum total leverage ratios.

Our credit facility also contains similar financial covenants. The financial covenants contained in both credit facilities will become more restrictive over time.

     The TEP credit facility also includes covenants restricting, among other things, the ability of TEP to:

          o    incur additional debt;

          o pay dividends, or make redemptions and repurchases, with respect to capital stock;

          o    incur certain liens;

          o    make certain loans and investments; and

          o engage in mergers, acquisitions, asset sales and sale/leaseback transactions.

     Our credit facility includes covenants restricting, among other things, our and our subsidiaries' ability to:

          o pay dividends, or make redemptions and repurchases, with respect to capital stock;

          o    incur additional debt;

          o    incur certain liens;

          o    make certain loans and investments; and

          o engage in mergers, acquisitions, asset sales and sale/leaseback transactions.

     The operating and financial restrictions and covenants in our and our subsidiaries' existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in any of our or our subsidiaries' credit facilities could result in a default under the indenture governing the notes offered hereby.

WE MAY NOT BE ABLE TO REPURCHASE NOTES UPON A FUNDAMENTAL CHANGE OR UPON THE EXERCISE OF THE HOLDERS' OPTIONS TO REQUIRE REPURCHASE OF THE NOTES.

     Upon the occurrence of certain fundamental change events and on specified dates, you will have the right to require us to repurchase your notes at a purchase price in cash equal to 100% of the principal amount of your notes plus accrued and unpaid interest, if any. Any future credit agreement or other agreements relating to indebtedness to which we become a party may contain similar provisions. In the event we experience a fundamental change that results in us having to repurchase the notes offered hereby or upon the exercise of the holders' options to require repurchase of the notes, we may not have sufficient financial resources to satisfy all of our obligations under the notes and our other debt instruments. Our failure to make the fundamental change offer or to pay the fundamental change purchase price when due or to make payments upon the exercise of the holders' options to require repurchase of the notes would result in a default under the indenture governing the notes. In addition, the fundamental change feature of the notes does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. See "Description of the Notes--Repurchase of Notes at the Option of Holders--Repurchase of Notes at the Option of Holders Upon a Fundamental Change" and "Description of the Notes--Consolidation, Merger and Sale of Assets."

THERE IS NO ESTABLISHED TRADING MARKET FOR THE NOTES. YOUR ABILITY TO SELL THE NOTES MAY BE LIMITED BY THE ABSENCE OF AN ACTIVE TRADING MARKET, AND IF ONE DEVELOPS, IT MAY NOT BE LIQUID.

     The notes are a new issue of securities for which there currently is no established trading market. Consequently, the notes will be relatively illiquid, and you may be unable to sell your notes. The notes are currently eligible for trading in PORTAL but are not expected to remain so after they are sold pursuant to the registration statement of which this prospectus forms a part. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. The initial purchasers have advised us that they intend to make a market in the notes, but they are not obligated to do so. The initial purchasers may discontinue any market-making in the notes at any time, in their sole discretion. As a result, any trading market for the notes may not be liquid. You may not be able to sell your notes at a particular time or at favorable prices or at all.

     The liquidity of any market for the notes and the future trading prices of the notes will depend on many factors, including:

          o    our operating performance and financial condition;

          o    prevailing interest rates;

          o our ability to get the shelf registration statement related to resales of the notes and the underlying shares of common stock declared effective by the SEC;

          o the interest of securities dealers in making a market in the notes; and

          o    the market for similar securities.

     Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes offered hereby. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your notes.

YOU SHOULD CONSIDER THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING THE
NOTES.

     Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury Regulations governing contingent payment debt instruments (which are referred to as the "contingent payment debt regulations"). For U.S. federal income tax purposes, interest income on the notes will accrue at the rate of 6.50% per year, compounded semi-annually, which rate represents our determination of the yield at which we could issue a comparable non-contingent, non-convertible, fixed-rate debt instrument with terms and conditions otherwise similar to the notes. A United States Holder (as that term is defined in "Material U.S. Federal Income Tax Considerations") will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable income significantly in excess of interest payments received while the notes are outstanding.

     A United States Holder will also recognize gain or loss on the sale, conversion, exchange, redemption or retirement of a note in an amount equal to the difference between the amount realized on the sale, conversion, exchange, redemption or retirement of a note, including the fair market value of our common stock received, and the United States Holder's adjusted tax basis in the note. Any gain recognized on the sale, conversion, exchange, redemption or retirement of a note will be ordinary interest income and any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss.

     The application of the contingent payment debt regulations to instruments such as the notes is uncertain in several significant respects, and, as a result, no assurance can be given that the Internal Revenue Service ("IRS") or a court will agree with the treatment described herein. No ruling will be obtained from the IRS concerning the application of the contingent payment debt regulations to the notes. Any differing treatment could materially affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of the notes into shares of our common stock, might recognize capital gain or loss upon a taxable disposition of the notes and might have an adjusted tax basis in the notes or our common stock acquired upon conversion of a note materially different than described herein.

     Additionally, we are uncertain as to whether we are a U.S. real property holding corporation for U.S. federal income tax purposes. If we are or become a U.S. real property holding corporation, certain Non-United States Holders (as that term is defined in "Material U.S. Federal Income Tax Considerations") may be subject to U.S. federal income tax on any gain realized on (a) the sale, conversion, exchange, redemption or retirement of the notes or (b) the sale or other disposition of our common stock received upon conversion.

     The material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes are summarized in this prospectus under the heading "Material U.S. Federal Income Tax Considerations."

WE EXPECT THAT THE TRADING VALUE OF THE NOTES WILL BE SIGNIFICANTLY AFFECTED BY THE PRICE OF OUR COMMON STOCK AND OTHER FACTORS.

     The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for non-convertible debt securities.

BEFORE CONVERSION, HOLDERS OF THE NOTES WILL NOT BE ENTITLED TO ANY STOCKHOLDER RIGHTS WITH RESPECT TO OUR COMMON STOCK, BUT HOLDERS WILL BE SUBJECT TO ALL CHANGES AFFECTING OUR COMMON STOCK.

     Holders of notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but holders will be subject to all changes affecting the common stock. A holder will only be entitled to rights with respect to the common stock if and when we deliver shares of common stock to the holder upon conversion of its notes. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the conversion date, the holders of the notes will not be entitled to vote on the amendment, although they will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

WE MAY ISSUE ADDITIONAL SHARES OF COMMON STOCK AND THEREBY MATERIALLY AND ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     We are not restricted from issuing additional common stock during the remaining life of the notes and we have no obligation to consider the interests of the holders of notes in connection with any such issuance. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, in turn, the price of the notes.

OUR SHAREHOLDER RIGHTS PLAN AND CERTAIN PROVISIONS OF ARIZONA LAW AND THE NOTES OFFERED HEREBY COULD LIMIT ANOTHER PARTY'S ABILITY TO ACQUIRE US.

     Our shareholder rights plan and the provisions of Arizona Law described below under "Description of Capital Stock", individually or collectively, may make it difficult for another company to acquire control of us, even if the transaction would result in the shareholders receiving a premium for their shares over current market prices. Certain provisions of the notes may also have a similar effect.

RISKS RELATING TO OUR BUSINESS

OUR REGULATED SUBSIDIARIES ARE SUBJECT TO COMPREHENSIVE ENERGY REGULATION, AND CHANGES IN OUR REGULATED SUBSIDIARIES' REGULATORY ENVIRONMENT AND RECENT EVENTS IN THE ENERGY MARKETS THAT ARE BEYOND OUR CONTROL MAY SIGNIFICANTLY AFFECT OUR BUSINESS AND OUR ACCESS TO CAPITAL MARKETS.

     Our regulated subsidiaries are subject to comprehensive and changing governmental regulation at both the state and federal levels. Steps taken and being considered at the state and federal levels continue to change the structure of the electric industry and utility regulation.

     At the state level, the ACC has jurisdiction over TEP's, UNS Gas' and UNS Electric's rates charged to retail customers, the issuance of securities, disposition of assets and transactions with affiliated parties.

     At the federal level, our regulated subsidiaries are subject to regulation by the FERC under the Federal Power Act, among other things. The FERC has jurisdiction over rates for electric transmission in interstate commerce and rates for wholesale sales of electric power, among other things. The FERC regulates the terms and prices of our regulated subsidiaries' transmission services and sales of electricity at wholesale prices.

     In July 2002, the FERC issued a Notice of Proposed Rulemaking on what it called "standard market design," or "SMD," that called for "sweeping changes" to the federal energy regulatory regime, including, among other things, a proposed requirement that all transmission-owning utilities transfer control of their transmission facilities to a regional transmission organization, or RTO. TEP and other transmission owners in the southwest United States have made various filings with the FERC regarding the formation of an RTO to be known as WestConnect RTO, including an October 2001 petition for declaratory order as to whether the WestConnect RTO proposal would satisfy FERC's criteria for an RTO. An October 2002 FERC order, as clarified and reheard by a September 2003 FERC order, found that, if modified in certain respects, the WestConnect RTO proposal would generally satisfy FERC's RTO requirements. In an April 2003 white paper, which used the term "wholesale market platform" in lieu of "SMD," FERC indicated that it was considering a more flexible approach to the regulatory initiatives contemplated by its July 2002 Notice of Proposed Rulemaking that would, among other things, allow for greater regional variations between and among RTOs.

     Participation in an RTO, like that which might be required or promoted by FERC through a final order on SMD or other actions, would materially alter the manner in which UniSource Energy's regulatory utilities own and operate their transmission services. We cannot predict the precise nature or effect of the FERC's SMD or RTO initiatives or whether WestConnect RTO will be approved as proposed.

     As a result of the energy crisis in California during 2000 and 2001, the volatility of natural gas and electricity prices in North America, the bankruptcy filings by Enron Corporation and Pacific Gas & Electric Company, and investigations by governmental authorities into energy trading activities, companies in the regulated and unregulated utility businesses have been under increased scrutiny by state and federal regulators, the capital markets and the rating agencies. We cannot predict or control what effect these types of events or future actions of regulatory agencies may have on our business or our access to capital markets.

DEREGULATION OR RESTRUCTURING OF THE ELECTRIC INDUSTRY MAY RESULT IN INCREASED COMPETITION, WHICH COULD HAVE A SIGNIFICANT IMPACT ON OUR BUSINESS AND FINANCIAL RESULTS.

     In 1999, the ACC approved rules that provided a framework for the introduction of retail electric competition in Arizona. Continued regulatory developments and legal challenges to the rules, however, have raised uncertainty about the status and pace of retail competition in Arizona. Currently, none of TEP's retail customers are receiving energy from other providers. TEP cannot predict when, and the extent to which, competitors will enter TEP's service territory.

     In January 2005, an Arizona Court of Appeals decision became final in which the Court held invalid certain portions of the ACC rules on retail competition and related market pricing. Based on this decision, we expect that the ACC will address the competition rules in an administrative proceeding during 2005. We cannot predict what changes, if any, the ACC will make to the competition rules. Additionally, notwithstanding the presence of a 1999 settlement agreement addressing TEP rates and generation services, we cannot predict whether the ACC will attempt to reinstate cost of service ratemaking for all or a portion of TEP's generation services at a future point in time or whether, in addressing its competition rules, the rate mechanisms established under the 1999 settlement agreement will be modified prior to the expiration of the 1999 settlement agreement in 2008.

     As a result of changes in federal laws and regulatory policy, competition in the wholesale market has greatly increased due to increased participation by utilities, non-utility generators, independent power producers and other wholesale power marketers and brokers. As of the end of 2004, electric generating capacity in Arizona has grown to approximately 25,000 MW, an increase of nearly 60% since 2001. A majority of this growth over the last three years is the result of 16 new or upgraded gas-fired generating units with a combined capacity of approximately 9,200 MW. Increased competition together with increased supply could reduce the prices at which we sell electricity in the wholesale market, which could reduce our wholesale sales and revenues. In addition, the presence of fewer creditworthy counterparties, as well as legal, political and regulatory uncertainties, has reduced market liquidity and trading volume and therefore increased volatility in the wholesale energy markets.

RESTRICTIONS ON RATE INCREASES AT TEP, UNS GAS AND UNS ELECTRIC COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS, CASH FLOWS AND NET INCOME.

     TEP entered into a settlement agreement with certain customer groups in 1999 ("1999 Settlement Agreement"). TEP does not have a purchase power or fuel adjustment rate mechanism. Under the terms of the settlement agreement, no rate case filed by TEP through 2008 may result in a net rate increase. In the event that power purchase, natural gas or coal costs, operation and maintenance or other expenses increase, TEP could be adversely affected unless TEP were able to seek recovery of such increased costs under emergency provisions of the 1999 settlement agreement. TEP may not be able to recover such costs.

     On June 1, 2004, TEP filed general rate case information with the ACC. TEP's filing does not propose any change in retail rates. Absent the restriction on raising rates provided in the 1999 Settlement Agreement, we believe that the data presented by TEP would justify an increase in retail rates of 16%. Despite the indicated revenue deficiency, the ACC could conclude that TEP should decrease rates. Such a decision could adversely affect TEP's results of operations, cash flows and net income.

     Under the terms of the ACC order approving UniSource Energy's acquisition of the Arizona gas and electric assets of Citizens Communications Company ("Citizens") ("ACC Citizens Order"), UNS Gas and UNS Electric may not file a general rate case until August 2006 and any resulting rate increase may not become effective until August 1, 2007. UNS Gas has an automatic gas price adjustment mechanism, known as the Purchased Gas Adjustor Factor, or PGA Factor, through which increases or decreases in the cost of gas can be passed on to customers. The PGA Factor is calculated on a 12-month rolling average of actual gas costs and is subject to a cap on how much the factor can change in a twelve-month period. When under- or over-recovery of gas costs reaches approximately $4.5 million, UNS Gas may request a PGA surcharge or surcredit, which is subject to a review by the ACC, with the goal of collecting or refunding the amount deferred from or to customers. UNS Gas may therefore not be able to recover increased fuel costs in a timely manner or at all. UNS Electric has a purchase power and fuel rate adjustment clause which allows for adjustment to the base rate for increased or lower power prices through a separate surcharge or surcredit which must be approved by the ACC. Otherwise, UNS Gas and UNS Electric must seek recovery of increased costs (such as maintenance or capital expenditure costs) either through emergency provisions contained in the ACC Citizens Order or through future general rate case proceedings. UNS Gas and UNS Electric may not be able to recover such costs.

     Prices for wholesale electricity and natural gas may fluctuate substantially over relatively short periods of time and expose TEP, UNS Gas and, to a lesser extent, UNS Electric to commodity price risks to the extent they cannot be passed onto customers in a timely manner or at all. Wholesale electricity prices in the western markets have been volatile in recent years. In the event of shortfalls due to unforeseen increases in load demand or outages of generation or transmission, TEP may need to purchase additional supplemental power in the wholesale spot market at higher prices than are recovered through existing rates.

     Restrictions on rate increases at TEP, UNS Gas and UNS Electric also expose them to other changes in costs related to interest rates, employee benefits and other costs of doing business.

MATERIAL CHANGES TO TEP'S RETAIL RATES COULD OCCUR, WHICH COULD NEGATIVELY IMPACT TEP'S RESULTS OF OPERATIONS, CASH FLOWS AND NET INCOME.

     The 1999 Settlement Agreement provides that TEP's fixed competitive transition charge ("fixed CTC") will expire when TEP's $450 million transition recovery asset is fully amortized or on December 31, 2008, whichever is earlier. Based on current projections of retail sales, the transition recovery asset is expected to be fully amortized by mid-2008. Absent any other change to TEP's retail rate structure, we estimate that the expiration of the fixed CTC (which currently produces revenues of just under one cent per kWh sold) will result in an average decrease in revenues from retail rates of approximately 12% relative to revenues from current retail rates.

     The 1999 Settlement Agreement also specifies that TEP's floating competitive transition charge ("floating CTC") will expire on December 31, 2008. This charge, which moves inversely to changes in TEP's market-based generation services rate, presently appears as a credit on retail customer bills. Based on current forward pricing in the wholesale energy markets, we anticipate that the floating CTC will continue to appear as a credit on retail customer bills through 2008. After the expiration of the floating CTC, TEP's rates for generation services would be market-based. Absent any other change to TEP's retail rate structure, expiration of the floating CTC would result in market-based generation services rates which would, based on current forward pricing in the wholesale energy markets, produce a significant retail rate increase in January 2009 relative to current retail rates.

     In an effort to resolve the uncertainty regarding the methodology that will be applied to determine TEP's rates for generation service after the CTCs expire, TEP filed a motion with the ACC on May 4, 2005 requesting that the ACC issue an order declaring its position regarding the rate treatment that will be afforded to TEP's generation assets after 2008.

     In May 2005, a number of participants in TEP's rate proceedings, including the staff of the ACC, filed responses to TEP's motion. Those responses reflect differing interpretations of the 1999 Settlement Agreement. A number of these responses dispute TEP's assertion that the existing rate structure contemplates market-based rates for generation services after December 31, 2008.

     On June 1, 2005, TEP filed a reply in support of its motion. The reply states that the differences of opinion expressed in the various responses filed underscore the need for the ACC to clarify how it will determine TEP's rates for generation services after December 31, 2008. TEP's reply also states that, although it would prefer that the ACC continue to authorize TEP to charge market-based rates for generation services after December 31, 2008, it is concerned that its customers will be subject to a significant increase in rates in 2009. If the ACC intends to rescind TEP's authorization to charge market-based rates for its generation services, that change will have immediate consequences for the 1999 Settlement Agreement, the 2004 general rate case information filing and future TEP rate cases. As a result, TEP suggested in its reply modifications to the 1999 Settlement Agreement, including an extension of existing rates beyond 2008. On June 10, 2005 and on July 11, 2005, an administrative law judge of the ACC issued procedural orders revising the schedule for TEP's 2004 rate review. The orders took no action on TEP's May 4, 2005 motion, however suggested a more appropriate procedure was for TEP to file a motion to reopen the record approving the 1999 Settlement Agreement. On July 25, 2005, TEP informed the administrative law judge that it will file a motion by September 12, 2005, seeking to amend the decision approving the 1999 Settlement Agreement to address TEP's concerns about how rates will be set after December 31, 2008.

     In the event that the ACC reinstates cost of service ratemaking for TEP's generation services and does not allow other factors that have changed in the intervening years to be considered, significant retail rate decreases could occur. Any such rate decreases could negatively impact TEP's results of operations, cash flows and net income.

THE EXPIRATION OF POWER SUPPLY AGREEMENTS AND OUR GROWING CUSTOMER BASE WILL REQUIRE US TO FIND ALTERNATE SOURCES FOR A PORTION OF OUR ENERGY NEEDS.

     Our electric utility subsidiaries are parties to power supply agreements which expire between 2005 and 2008. UNS Electric has a full requirements contract (approximately 390 MW in 2004) with Pinnacle West Capital Corporation, or PWCC, which expires May 31, 2008. TEP has a 75 MW contract with PPL Energy Plus, LLC expiring in December 2006, and a 50 MW contract with Panda Gila River, LP through September 2005, as well as other short-term power purchase agreements to meet 2005 summer load requirements.

     The expiration of these contracts, with our growing customer base, will require us to find other sources of energy to supply our customers. We may enter into new purchase power contracts or we may invest in new generation facilities. We may not be able, however, to identify additional investment opportunities or make investments on favorable terms. In addition, we cannot assure you whether we will be able to enter into purchase power contracts on favorable terms or at all. If we are unable to do so, we may be required to purchase power on the spot market which could expose us to volatile market prices. In addition, if capacity problems develop in the western power markets, TEP and UNS Electric may find it difficult or more expensive to replace the energy provided under their existing agreements.

OUR FACILITIES ARE SUBJECT TO OPERATIONAL RISKS.

     TEP's generation assets use coal as the primary fuel for energy generation. Although coal-fired generating stations are generally highly reliable, operational failures and unscheduled outages occur from time to time. Operational failures or unscheduled outages at our utility subsidiaries' facilities, particularly during peak seasons, could result in unanticipated power purchases which could adversely impact our utility subsidiaries' revenues, operating and capital expenses and results of operations. Also, the cost of repairing damage to our utility subsidiaries' facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events in excess of insurance coverage could adversely impact our utility subsidiaries' revenues, operating and capital expenses, results of operations and net income.

OUR UTILITY SUBSIDIARIES' REVENUES, RESULTS OF OPERATIONS AND CASH FLOWS ARE SEASONAL AND ARE SUBJECT TO RISKS THAT ARE BEYOND THEIR CONTROL.

     The seasonality of our utility subsidiaries' operations could impair our ability to make payments on the notes when due. Our primary source of cash to make required payments on the notes will be dividends from our utility subsidiaries' net income. TEP typically earns the majority of its operating revenue and net income in the third quarter because of high air conditioning usage by its retail customers due to hot summer weather. Furthermore, TEP typically reports limited net income in the first quarter because of relatively mild winter weather in its retail service territory. UES' consolidated operating results are expected to be less seasonal than TEP's due to sales of both winter-peaking gas by UNS Gas and summer-peaking electricity by UNS Electric. In addition, changes in the weather may adversely affect our operating revenues and net income. When summer temperatures are lower than normal, or when winter temperatures are higher than normal, we sell less power and consequently earn less income. If cash on hand and borrowing availability are insufficient to cover payments on the notes, this seasonality could adversely affect our ability to make payments on the notes.

TEP MAY BE REQUIRED TO REDEEM SIGNIFICANT AMOUNTS OF ITS OUTSTANDING TAX-EXEMPT BONDS.

     TEP has financed a portion of its utility plant assets with approximately $359 million of tax-exempt bonds for which the exemption from income taxes requires that the financed facilities be used for the local furnishing of electric energy. Various events, including, in certain circumstances, the formation of an RTO or an independent system operator, asset divestitures, changes in tax laws or changes in system operations, could cause TEP to have to redeem or defease some or all of these bonds which could adversely affect TEP's results of operations and cash flows. Any redemption or defeasance of these bonds would likely require the issuance and sale of higher cost taxable debt securities in the same or a greater principal amount.

TEP LEASES, RATHER THAN OWNS, A MATERIAL PORTION OF ITS GENERATION ASSETS.

     TEP, under separate sale and leaseback arrangements, leases the following generation facilities:

          o coal handling facilities at Springerville Generating Station ("Springerville");

          o a 50% undivided interest in the common facilities at Springerville;

          o Springerville Unit 1 and the remaining 50% undivided interest in Springerville common facilities; and

          o    Sundt Unit 4 and related common facilities.

     These leases expire at various times between 2011 and 2021. TEP may renew the leases or purchase the leased assets at such times. These renewal and purchase options are generally for fair market value as determined at that time. The cost of renewing or purchasing the leased assets, or the cost of procuring alternate sources of generation or purchased power, could adversely affect TEP's results of operation, cash flows and net income.

     In addition, in the event that the debt relating to the leases of the 50% undivided interest in the Springerville common facilities is not refinanced by June 2006, such leases will terminate, and TEP will be required to repurchase such interest in the common facilities for approximately $125 million. Any such repurchase could adversely affect TEP's results of operations, cash flows and net income.

THE HEDGING PROCEDURES OF TEP AND UNS GAS MAY NOT PROTECT THEIR SALES AND NET INCOME FROM GAS PRICE VOLATILITY.

     To lower their financial exposure to fluctuations in natural gas prices, TEP and UNS Gas hedge a portion of their gas purchases with fixed price contracts up to three years in advance. UNS Gas hedges with the goal of hedging at least 45% and not more than 80% of its expected monthly gas consumption with fixed prices prior to the delivery month. Both TEP and UNS Gas purchase their remaining gas needs in the spot and short-term markets. To the extent they have unhedged positions or their hedging procedures do not work as planned, their business, results of operations, cash flows and net income could be adversely affected.

WE ARE SUBJECT TO NUMEROUS ENVIRONMENTAL LAWS AND REGULATIONS WHICH MAY INCREASE THE COST OF OPERATIONS OF OUR SUBSIDIARIES, IMPACT OUR BUSINESS PLANS OR EXPOSE US TO ENVIRONMENTAL LIABILITIES.

     We are subject to numerous federal, state and local environmental regulations affecting our present and future operations, including regulations regarding air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. Many of these regulations arise from TEP's use of coal as the primary fuel for energy generation. These laws and regulations generally require us to obtain and comply with a variety of environmental licenses, permits, inspections and other approvals and can result in increased capital, operating and other costs.

     Existing environmental regulations may be revised or new regulations may be adopted or become applicable to us. This may result in increased compliance costs or additional operating restrictions, which may have an adverse effect on our results of operations or financial condition.

OUR UTILITY SUBSIDIARIES MAY BE SUBJECT TO ENVIRONMENTALLY-RELATED LITIGATION AND CONTRACTUAL OBLIGATIONS.

     Our utility subsidiaries may be periodically subject to environmentally-related litigation that may delay business initiatives, divert management attention from other matters or impose liability on our utility subsidiaries. There is pending litigation challenging existing permits and seeking to impose more stringent emissions standards on the Springerville Generating Station. These challenges could delay or prevent attainment of our business goals. We cannot guarantee the outcome of these or any future lawsuits.

     TEP is also contractually obligated to pay a portion of its environmental reclamation costs at generating stations in which it has a minority interest and possibly at the mines that supply these remote generating stations. While TEP has recorded the portion of its costs that can be determined at this time, the total costs for final reclamation at these sites are unknown and could be substantial.

TEP MAY NOT RECEIVE REQUIRED REGULATORY APPROVALS TO CONSTRUCT A NEW TUCSON-NOGALES TRANSMISSION LINE.

     In January 2001, TEP and Citizens (now UES) entered into a project development agreement for the joint construction of a 62-mile transmission line from Tucson to Nogales, Arizona. This project was initiated by Citizens (now
UES) in response to an order by the ACC to improve reliability to its retail customers in Nogales, Arizona. TEP is currently seeking approvals for the project from the ACC, the Department of Energy ("DOE"), the U.S. Forest Service, the U.S. Bureau of Land Management, and the International Boundary and Water Commission.

     There is disagreement among some of the agencies regarding the preferred route for the transmission line. As a result, the ACC has ordered TEP to re-open the state line siting process. The ACC has also ordered TEP to investigate and engage in discussions with ACC staff and intervenors regarding potential alternatives to the line.

     The future costs of construction to Nogales, Arizona are expected to be approximately $76 million. Through December 31, 2004, approximately $10 million in land acquisition, engineering and environmental expenses have been capitalized related to this project. If TEP does not receive the required approvals, it may be required to expense $8 million of the costs that have been capitalized related to the project, propose alternative methods to the ACC for approving reliability and spend additional amounts to implement such alternatives. While the approval and permitting process for the Tucson to Nogales transmission line continues, to improve the reliability of service in Santa Cruz County, UNS Electric plans to build a 20 MW gas-fired combustion turbine as well as upgrade its existing 115 kV line. The turbine should be in place by mid-2006. UNS Electric expects its capital expenditures for the second half of 2005 to increase by approximately $8 million related to the turbine. The expenditures related to alternative methods for improving reliability are expected to be less than $76 million.

WE EXPECT MILLENNIUM'S UNREGULATED BUSINESSES WILL CONTINUE TO REPORT LOSSES.

     Although UniSource Energy intends to cease making capital contributions to Millennium, we expect that Millennium will continue to report losses affecting our results of operations. Millennium's current funding commitments to its businesses total approximately $15 million. In addition, we may be required to recognize impairment losses with respect to the Millennium businesses, which had a net book value of approximately $104 million as of June 30, 2005.

                                 USE OF PROCEEDS

     The selling securityholders will receive all of the net proceeds from the sales of the securities. We will not receive any of the proceeds from the sales of the securities by the selling securityholders.


                           PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the New York and Pacific stock exchanges under the ticker symbol "UNS." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the consolidated reporting system of the New York Stock Exchange.

------------------------------- ---------------------- ----------------------
FISCAL QUARTER ENDED                    HIGH                 LOW
------------------------------- ---------------------- ----------------------
2003
------------------------------- ---------------------- ----------------------
     March 31..................      $    18.10           $    16.00
------------------------------- ---------------------- ----------------------
     June 30...................           19.27                17.05
------------------------------- ---------------------- ----------------------
     September 30..............           19.80                17.65
------------------------------- ---------------------- ----------------------
     December 31...............           24.90                19.01
------------------------------- ---------------------- ----------------------
2004
------------------------------- ---------------------- ----------------------
     March 31..................      $    24.74           $    24.11
------------------------------- ---------------------- ----------------------
     June 30...................           24.93                24.15
------------------------------- ---------------------- ----------------------
     September 30..............           24.94                24.20
------------------------------- ---------------------- ----------------------
     December 31...............           24.88                22.90
------------------------------- ---------------------- ----------------------
2005
------------------------------- ---------------------- ----------------------
     March 31..................      $    34.80           $    24.30
------------------------------- ---------------------- ----------------------
     June 30...................      $    31.98           $    28.10
------------------------------- ---------------------- ----------------------
     Third quarter through
      September 2, 2005.......       $    33.67           $    30.50


     On June 10, 2005, we paid a dividend of $0.19 per share to holders of record as of May 18, 2005. On September 2, 2005, the closing price of our common stock, as reported on the consolidated reporting system of the New York Stock Exchange, was $33.42. On September 2, 2005, there were approximately 12,055 holders of record.

     The declaration of dividend payments on our common stock is at the sole discretion of our board of directors and is subject to numerous factors, including our directors' evaluation of our financial condition, earnings, cash flows and dividend policy.

                             SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement in March 2005. The initial purchasers of the notes have advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers," as defined in Rule 144A of the Securities Act. Selling securityholders may offer and sell the notes and/or shares of our common stock issuable upon conversion of the notes pursuant to this prospectus. References to the "selling securityholders" in this prospectus include those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

     The selling securityholders are offering the securities under this prospectus pursuant to existing registration rights conferred by the registration rights agreement, as described under "Description of the Notes--Registration Rights." The following table sets forth information, as of September 2, 2005, with respect to the selling securityholders and the principal amounts of the notes and number of shares beneficially owned by each of them that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling securityholders. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates, or beneficially owns in excess of 1% of the outstanding shares of our common stock. Since the date on which each selling securityholder identified below provided this information, any of these selling securityholders may have sold, transferred or otherwise disposed of all or a portion of its securities in transactions exempt from the registration requirements of the Securities Act or pursuant to this prospectus. Information concerning the selling securityholders may change from time to time, and any changed information will be set forth in supplements to this prospectus or in post-effective amendments to the shelf registration statement, of which this prospectus is part, to the extent required. In addition, the conversion rate, and therefore the number of shares issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares issuable upon conversion of the notes may increase or decrease.

     The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the securities. Because the selling securityholders are not obligated to sell securities, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales.

                                          Principal Amount of                    Number of Shares      Percentage of
                                        Notes Beneficially       Percentage of   of Common Stock         Shares of
                                            Owned That              Notes           That May            Common Stock
Selling Securityholder                      May be Sold          Outstanding       be Sold (1)       Outstanding (2)(3)
------------------------------------    ---------------------    -------------   ---------------     ------------------

Acuity Master Fund, Ltd.                     $3,000,000             2.00%             80,000                *
Aloha Airlines Non Pilots Pension                10,000             0.01                 267                *
   Trust
Aloha Pilots Retirement Trust                     5,000             0.00                 133                *
Arkansas PERS                                   220,000             0.15               5,867                *
Associated Electric & Gas Insurance             200,000             0.13               5,333                *
   Services Limited
Astrazeneca Holdings Pension                     65,000             0.04               1,733                *
Attorneys Title Insurance Fund                   20,000             0.01                 533                *
Basso Holdings Ltd.                             400,000             0.27              10,667                *
Basso Multi Strategy Holding Fund             1,600,000             1.07              42,667                *
   Ltd.
BNP Paribas Equity Strategies, SNC            2,295,000             1.53              61,200                *
Boilermakers Blacksmith Pension                 270,000             0.18               7,200                *
   Trust
C&H Sugar Co. Inc.                               15,000             0.01                 400                *
Canadian Imperial Holdings Inc.               3,000,000             2.00              80,000                *
CNH CA Master Account, L.P.                     250,000             0.17               6,667                *


                                       19


                                          Principal Amount of                    Number of Shares      Percentage of
                                        Notes Beneficially       Percentage of   of Common Stock         Shares of
                                            Owned That              Notes           That May            Common Stock
Selling Securityholder                      May be Sold          Outstanding       be Sold (1)       Outstanding (2)(3)
------------------------------------    ---------------------    -------------   ---------------     ------------------
CooperNeff Convertible Strategies               842,000             0.56              22,453                *
   (Cayman) Master Fund, LP
Credit Suisse First Boston LLC                9,205,000             6.14             245,467                *
Delaware Dividend Income Fund, a                250,000             0.17               6,667                *
   series of Delaware Group Equity
   Funds V
Delaware PERS                                   125,000             0.08               3,333                *
Delta Airlines Master Trust                      65,000             0.04               1,733                *
Duke Endowment                                   60,000             0.04               1,600                *
Fore Convertible Master Fund, Ltd.            4,000,000             2.67             106,667                *
Fore ERISA Fund, Ltd.                         2,000,000             1.33              53,333                *
Fore Multi Strategy Master Fund,              3,000,000             2.00              80,000                *
   Ltd.
Global Bermuda Limited Partnership              600,000             0.40              16,000                *
Goldman Sachs & Co.                          42,500,000            28.33           1,333,333             3.26457 (6)
Grace Convertible Arbitrage Fund,             1,750,000             1.17              46,667                *
   Ltd.
Guggenheim Portfolio Company VIII             2,000,000             1.33              53,333                *
   (Cayman) Ltd.
Hallmark Convertible Securities Fund             15,000             0.01                 400                *
Hawaiian Airlines Employees Pension               5,000             0.00                 133                *
   Plan IAM
Hawaiian Airlines Pension Plan for                5,000             0.00                 133                *
   Salaried Employees
Hawaiian Airlines Pilots Retirement              10,000             0.01                 267                *
   Plan
HBFT                                            500,000             0.33              13,333                *
HBMC                                          2,000,000             1.33              53,333                *
HighBridge International LLC                  2,500,000             1.67              66,667                *
ICI American Holdings Trust                      50,000             0.03               1,333                *
Institutional Benchmark Management              250,000             0.17               6,667                *
   Fund c/o Quattro Fund
Jefferies & Co. Inc.                            500,000             0.33              13,333                *
KBC Financial Products USA Inc.                 585,000             0.39              15,600                *
Lakeshore International, Ltd.                 2,400,000             1.60              64,000                *
LDG Limited                                     252,000             0.17               6,720                *
Lyxor/Convertible Arbitrage Fund                382,000             0.25              10,187                *
   Limited
Lyxor/Quest Fund Ltd                            700,000             0.47              18,667                *
Man Mac 1 Limited                             2,000,000             1.33              53,333                *
MSS Convertible Arbitrage 1 c/o TQA              17,000             0.01                 453                *
Nuveen Preferred & Convertible Fund           1,035,000             0.69              27,600                *
   JQC
Nuveen Preferred & Convertible                  755,000             0.50              20,133                *
   Income Fund JPC
OCLC Online Computer Library Center               5,000             0.00                 133                *
   Inc.


                                       20


                                          Principal Amount of                    Number of Shares      Percentage of
                                        Notes Beneficially       Percentage of   of Common Stock         Shares of
                                            Owned That              Notes           That May            Common Stock
Selling Securityholder                      May be Sold          Outstanding       be Sold (1)       Outstanding (2)(3)
------------------------------------    ---------------------    -------------   ---------------     ------------------
Partners Group Alternative                      250,000             0.17               6,667                *
   Strategies PCC United, Red Delta
   Cell, c/o Quattro Fund
Prudential Insurance Company of                  15,000             0.01                 400                *
   America
Quattro Fund Ltd.                             4,500,000             3.00             120,000                *
Quattro Multistrategy Masterfund LP             250,000             0.17               6,667                *
Quest Global Convertible Master                 300,000             0.20               8,000                *
   Fund Ltd
Sage Capital Management, LLC                  3,500,000             2.33              93,333                *
Singlehedge US Convertible                      336,000             0.22               8,960                *
   Arbitrage Fund
Southern Farm Bureau Life Insurance             110,000             0.07               2,933                *
Sphinx Fund                                     309,000             0.21               8,240                *
State of Oregon Equity                          610,000             0.41              16,267                *
Sturgeon Limited                                395,000             0.26              10,553                *
Syngenta AG                                      30,000             0.02                 800                *
TQA Master Fund, Ltd                          1,978,000             1.32              52,747                *
TQA Master Plus Fund, Ltd                     3,144,000             2.10              83,840                *
Vicis Capital Master Fund                     6,000,000             4.00              60,000                *
Xavex - Convertible Arbitrage 7 c/o             186,000             0.12               4,960                *
   TQA
Zurich Institutional Benchmarks                 429,000             0.29              11,440                *
   Master
Unnamed securityholders or any
   future transferees, pledgees,
   donees, assignees or successors
   of or from any such unnamed
   securityholder (4)                         36,245,000           24.16             966,533             2.78410
                                        ---------------------   -------------   ---------------     ------------------
Total                                 $      150,000,000           100.0%          4,000,000            10.3316% (5)
                                        =====================   =============   ===============     ==================

----------------------
*    Less than 1%
(1) Assumes conversion of all of the holder's notes at an initial conversion rate of 26.6667 shares of our common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under "Description of the Notes--Conversion of Notes--Conversion Rate Adjustments." As a result, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.
(2) Calculated on the basis of 34,716,126 shares of our common stock outstanding as of September 2, 2005. In calculating this percentage, based on Rule 13d-3(d)(1)(i) of the Exchange Act, we treated as outstanding that number of shares of our common stock issuable upon conversion of all of the particular holder's notes. However, we did not assume the conversion of any other holder's notes.
(3) Assumes that all holders of notes, or any future transferees, pledgees, donees, or successors of or from such holders of notes, do not beneficially own any shares of our common stock other than the shares issuable upon conversion of the notes at the initial conversion rate.
(4) Information about other selling securityholders will be provided in one or more prospectus supplements or post-effective amendments to the registration statement of which the prospectus is a part.

(5) Calculated by dividing the number of shares that the selling securityholders may sell under this prospectus by the sum of the 34,716,126 shares of our common stock outstanding as of September 2, 2005 plus the 4,000,000 shares into which the $150,000,000 of notes are convertible.
(6) Goldman Sachs & Co. ("Goldman") also owns 43,455 shares of UniSource Energy common stock which were not included in the calculation of Goldman's percentage of shares of common stock outstanding in the table above. Taking into account the additional 43,455 shares of UniSource Energy common stock held by Goldman, Goldman would, upon conversion, hold 3.38974% of UniSource Energy's outstanding common stock.

                            DESCRIPTION OF THE NOTES

     We issued the notes under an indenture between us and The Bank of New York, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement.

     The following description is only a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. We urge you to read these documents in their entirety because they, and not this description, define the rights of holders of the notes. You may request copies of these documents from us upon written request at our address, which is listed in this prospectus under "Information Regarding UniSource Energy Corporation."

     For purposes of this section, references to "we," "us," "our" and "UniSource Energy" refer solely to UniSource Energy Corporation and not to its subsidiaries.

GENERAL

     THE NOTES

     The notes:

     o    are limited to $150,000,000 aggregate principal amount;

     o mature on March 1, 2035, unless earlier converted by holders, redeemed at our option or purchased by us at the option of holders;

     o bear interest at a rate of 4.50% per annum on the principal amount, payable semi-annually, in arrears, on each March 1 and September 1, to the holders of record at the close of business on the preceding February 15 and August 15, respectively;

     o accrue contingent interest, which may be payable as set forth below under "--Contingent Interest";

     o will bear additional interest if we fail to comply with certain obligations set forth below under "--Registration Rights";

     o are convertible into shares of our common stock at an initial conversion rate of 26.6667 shares of our common stock per $1,000 principal amount of notes (which represents a conversion price of approximately $37.50 per share of common stock) under the conditions and subject to such adjustments as are described below under "--Conversion of Notes";

     o are redeemable by us beginning on March 5, 2010, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest (including contingent interest and additional interest), if any, under the conditions set forth below under "--Optional Redemption";

     o are subject to repurchase by us for cash at the option of the holders on March 1, 2015, 2020, 2025 and 2030, or upon the occurrence of a "fundamental change" (as defined below under "--Repurchase of Notes at the Option of Holders--Repurchase of Notes at the Option of Holders Upon a Fundamental Change"), at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest (including contingent interest and additional interest), if any, to, but not including, the repurchase date as described below under "--Repurchase of Notes at the Option of Holders--Optional Put" and "--Repurchase of Notes at the Option of Holders--Repurchase of Notes at the Option of Holders upon a Fundamental Change"; and

     o are represented by one or more registered securities in global form as described below under "--Book-Entry, Delivery and Form."

     The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional senior indebtedness or any other indebtedness or issuing or repurchasing securities. The indenture contains no covenants or other provisions to afford protection to holders of notes in the event of highly leveraged transactions or a fundamental change of UniSource Energy, except to the extent described under "--Repurchase of Notes at the Option of Holders--Repurchase of Notes at the Option of Holders Upon a Fundamental Change" and "--Consolidation, Merger and Sale of Assets."

     The notes will be our general unsecured senior obligations, ranking equally in right of payment with all of our existing and future unsecured senior indebtedness, and senior in right of payment to any of our future indebtedness that is expressly subordinated to the notes. The notes will be junior in right of payment to all of our secured indebtedness to the extent of the value of the collateral securing those obligations and structurally subordinated in right of payment to all indebtedness and liabilities of our subsidiaries, including trade credit.

     No sinking fund is provided for the notes. The notes are issued only in registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.

     We will maintain an office where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes will be issued only in fully registered book-entry form, without coupons, and will be represented by one or more global securities. We may pay interest by check mailed to each holder at its address as it appears in the notes register; provided, however, that holders with notes in an aggregate principal amount in excess of $2.0 million will be paid, at their written election, by wire transfer of immediately available funds; provided further, however, that payments to DTC will be made by wire transfer of immediately available funds to the account of DTC or its nominee. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

     Holders may not sell or otherwise transfer the notes or the common stock issuable upon conversion of the notes except in compliance with the provisions set forth below under "--Registration Rights." Neither we nor the registrar nor the trustee is required to exchange or register a transfer of:

     o any notes for a period of 15 days before any mailing of a redemption notice; or

     o any notes that have been called for redemption or for which the holder has delivered, and not validly withdrawn, a repurchase notice or fundamental change repurchase notice, except, in the case of a partial redemption or repurchase, that portion of the notes not being redeemed or repurchased.

     Each holder agreed in the indenture to treat the notes, for United States federal income tax purposes, as "contingent payment debt instruments" and to be bound by our application of the contingent payment debt regulations, including our determination that the rate at which interest will be deemed to accrue for U.S. federal income tax purposes will be 6.50%, compounded semi-annually. The material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes are summarized in this prospectus under the heading "Material U.S. Federal Income Tax Considerations."

     STRUCTURAL SUBORDINATION

     We are a holding company that derives substantially all of its income from its operating subsidiaries. The notes will be structurally subordinated to all indebtedness and other liabilities, including trade payables and debt, and preferred stock incurred or issued by our subsidiaries. The indenture governing the notes does not place any limit on the amount of liabilities, including trade payables and debt, or preferred stock, that our subsidiaries may issue, guarantee or otherwise incur.

     INTEREST

     The notes bear interest at a rate of 4.50% per annum on the principal amount from March 1, 2005. We will pay interest semi-annually, in arrears, on March 1 and September 1 of each year, subject to limited exceptions if the notes are converted prior to the relevant interest payment date. Interest will be paid to the holders of record at the close of business on the February 15 and August 15, as the case may be, immediately preceding the relevant interest payment date; provided, however, that interest will be paid to a person other than the holder of record on the record date on the maturity date or, in connection with a redemption at our option or repurchase at the option of the holders, on the redemption date or repurchase date, as the case may be, if it is after a record date but on or before the corresponding interest payment date. In any such case, we will pay the accrued and unpaid interest only to the person to whom we pay the principal amount. The first interest payment was made on September 1, 2005.

     Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will also pay contingent interest on the notes in the circumstances described below under "--Contingent Interest."

     Interest will cease to accrue on a note upon its maturity, conversion, repurchase by us at the option of a holder or redemption.

     CONTINGENT INTEREST

     Subject to the accrual and record date provisions described above, we will pay contingent interest to the holders of notes during any six-month period from March 1 to, and including, August 31 and from September 1 to, and including, the last day of February, commencing with the six-month period beginning on March 1, 2015, if the average "note price" (as defined below) of a note for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of such note. The amount of contingent interest payable per $1,000 principal amount of notes with respect to any such period will be equal to 0.35% per annum of such average note price.

     We will pay contingent interest, if any, in the same manner as we will pay interest described above under "--Interest."

     The "note price" on any date of determination means the average of the secondary market bid quotations per $1,000 note obtained by the bid solicitation agent for $10.0 million principal amount of notes at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

     o at least three such bids are not obtained by the bid solicitation agent, or

     o in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes,

then the note price will equal (a) the then-applicable conversion rate of the notes multiplied by (b) the average of the "applicable stock price" (as defined below) of our common stock for the last five trading days ending on such determination date.

     A "trading day" means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation system ("Nasdaq") or, if our common stock is not quoted on Nasdaq, on the principal other market on which such common stock is then traded.

     The "applicable stock price," with respect to a trading day, is equal to the volume-weighted average price per share of our common stock (or any security into which our common stock has been converted in connection with a fundamental change) on such trading day. The "volume-weighted average price," with respect to a trading day, means such price per share of our common stock as displayed under the heading "Bloomberg VWAP" on Bloomberg (or any successor service) page UNS [equity] AQR (or any successor page) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the "applicable stock price" means the market value per share of our common stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

     The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but it will not be one of our affiliates. The bid solicitation agent will solicit bids from nationally recognized securities dealers that are believed by us to be willing to bid for the notes.

     Upon determination that holders of notes will be entitled to receive contingent interest that may become payable during a relevant period, on or prior to the start of such period, we will provide notice to all holders by disseminating a press release setting forth the amount of contingent interest per $1,000 principal amount of notes and publishing such release on our website.

CONVERSION OF NOTES

     GENERAL

     A holder may convert its notes, in whole or in part, into shares of our common stock at any time prior to the close of business on the business day immediately preceding the maturity date of the notes, unless we have redeemed or purchased those notes. Holders may only convert notes with a principal amount of $1,000 or an integral multiple of $1,000. The conversion rate with respect to a note is initially 26.6667 shares of our common stock per $1,000 principal amount. The conversion price of a note is equal to $1,000 divided by the then applicable conversion rate at the time of determination. The conversion rate is subject to adjustment as described below under "--Conversion Rate Adjustments." Accordingly, an adjustment to the conversion rate will result in a corresponding adjustment to the conversion price. The initial conversion price for the notes is approximately $37.50 per share.

     The shares issuable upon conversion will be delivered through the conversion agent as soon as practicable following the conversion date. No fractional shares will be issued upon conversion; in lieu thereof, a holder that would otherwise be entitled to fractional shares of our common stock, will receive a cash amount based on the applicable stock price of our common stock on the trading day immediately before the conversion date.

     If a holder exercises its right to require us to repurchase its notes as described below under "--Repurchase of Notes at the Option of Holders--Optional Put" and "--Repurchase of Notes at the Option of Holders--Repurchase of Notes at the Option of Holders Upon a Fundamental Change," such holder may convert its notes into shares of our common stock only if it withdraws its applicable repurchase notice in accordance with the indenture or if we default in the payment of the repurchase price.

     PAYMENT UPON CONVERSION UPON A FUNDAMENTAL CHANGE

     We must give notice of each fundamental change to all record holders and to the trustee on a date (the "effective notice date") that is within 10 trading days after the effective date of the fundamental change. If a holder converts its notes at any time beginning at the opening of business on the effective notice date and ending at the close of business on the second trading day immediately preceding the related fundamental change repurchase date corresponding to such fundamental change, the holder will receive:

          (1) common stock and cash for fractional shares, as described above under "--Conversion of Notes--General"; plus

          (2) the make-whole premium, if any, described under "--Determination of the Make-Whole Premium", if the fundamental change occurs before March 5, 2010.

     CONVERSION RATE ADJUSTMENTS

     The conversion rate will be adjusted:

          (1) upon the issuance of shares of our common stock as a dividend or distribution on our common stock;

          (2) upon subdivisions, combinations or reclassifications of our outstanding common stock;

          (3) upon the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the "current market price" (as defined in the indenture) per share on the record date for the issuance, provided that the conversion rate for the notes will be readjusted to the extent that the rights or warrants are not exercised prior to their expiration;

          (4) upon the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

               o dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

               o    a distribution referred to in clause (6) below; and

               o distribution of rights pursuant to a shareholder rights plan;

          (5) upon the occurrence of any dividend or distribution (other than in connection with a liquidation, dissolution or winding up of UniSource Energy) to all holders of our common stock during any quarterly fiscal period, to the extent the aggregate amount of all such dividends and distributions during such quarterly fiscal period exceeds $0.19 per share of our common stock (appropriately adjusted to reflect stock dividends on, and subdivisions, combinations or reclassifications of, our common stock) (such excess, the "excess amount"), in which case, immediately prior to the opening of business on the business day immediately following the record date for the dividend or distribution, the conversion rate shall be increased so that it equals an amount equal to the conversion rate in effect at the close of business on the record date for the dividend or distribution multiplied by a fraction:

               (a) whose numerator is the average of the volume-weighted average price per share of our common stock for the five consecutive trading days ending on the date immediately preceding the "ex" date (as defined below) for such dividend or distribution; and

               (b) whose denominator is the same average volume-weighted average price per share of our common stock less the excess amount per share of our common stock;

          (6) upon the distribution of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the "current market price" (as defined in the indenture) per share of our common stock on the last date (the "expiration date") on which tenders or exchanges may be made pursuant to the tender or exchange offer, in which case, immediately prior to the opening of business on the business day after the expiration date, the conversion rate shall be increased so that it equals an amount equal to the conversion rate in effect immediately before the close of business on the expiration date multiplied by a fraction:

               (a)  whose numerator is the sum of:

                    (i) the aggregate amount of cash and the aggregate value of any such other consideration distributed in connection with the tender or exchange offer; and

                    (ii) the product of (A) such "current market price" per
                         share of our common stock and (B) the number of shares of our common stock outstanding as of the last time

                         (the "expiration time") tenders or exchanges could have been made pursuant to the tender or exchange offer (excluding shares validly tendered and not withdrawn in connection with the tender or exchange offer and any shares held in our treasury); and

               (b)  whose denominator is the product of:

                    (i) such "current market price" per share of our common stock; and

                    (ii) the number of shares of our common stock outstanding as of the expiration time (including shares validly tendered and not withdrawn in connection with the offer, but excluding any shares held in our treasury).

     For purposes hereof, the term "ex" date, when used with respect to any dividend or distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the sale price was obtained without the right to receive such dividend or distribution.

     Notwithstanding the foregoing, in no event will the conversion rate exceed
33.3333 shares per $1,000 principal amount of notes, as adjusted pursuant to paragraphs (1), (2), (3), (4) and (6) above, as a result of an adjustment pursuant to paragraph (5) above.

     No adjustment to the conversion rate will be made if we provide that the holders of notes will participate in the distribution without conversion, or in certain other cases.

     The conversion rate will not be adjusted:

     o upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on UniSource Energy securities and the investment of additional optional amounts in shares of our common stock under any plan;

     o upon the issuance of any shares of our common stock or options or rights to purchase shares of our common stock pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by UniSource Energy or any of its subsidiaries;

     o upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued; or

     o for accrued and unpaid interest, including contingent interest or additional interest, if any.

     The holders will receive, upon conversion of the notes into our common stock, in addition to the common stock, the rights under our rights plan or under any future rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged. See "Description of Common Stock."

     In the event of:

          o    any reclassification of our common stock;

          o    a consolidation, merger or combination involving UniSource
               Energy; or

          o a sale or conveyance to another person of the property and assets of UniSource Energy as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally thereafter be entitled to convert their notes into the same type of consideration received by common stock holders immediately following one of these types of events.

     You may, in some circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. See "Material U.S. Federal Income Tax Considerations" below for a relevant discussion.

     Subject to applicable stock exchange rules and listing standards, we are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such increase would be in our best interest. We are required to give at least 15 days' prior notice of any increase in the conversion rate. Subject to applicable stock exchange rules and listing standards, we may also increase the conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

     No adjustment in the conversion rate will be required unless it would result in a change in the conversion rate of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments.

     CONVERSION PROCEDURES

     The right of conversion attaching to any note may be exercised (a) if such note is represented by a global security, by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of DTC, or (b) if such note is represented by a certificated security, by delivery of such note at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed conversion notice and appropriate endorsements and transfer documents if required by the conversion agent. The conversion date shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met.

     No separate payment or adjustment will be made for accrued and unpaid interest on a converted note or for dividends or distributions on any of our common stock issued upon conversion of a note, except as provided in the indenture. By delivering to the holder the number of shares issuable upon conversion together with a cash payment in lieu of any fractional shares plus any other consideration due upon conversion, we will satisfy our obligation with respect to the conversion of the notes. That is, accrued interest (including contingent interest and additional interest, if any) will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for any accrued interest, including contingent interest and additional interest, if any.

     If the holder converts after the close of business on a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued on those notes, notwithstanding the conversion of notes prior to the interest payment date, assuming the holder was the holder of record at the close of business on the corresponding record date. Each holder, however, agrees, by accepting a note, that if the holder surrenders any notes for conversion during such period, such holder must pay us at the time such holder surrenders its note for conversion an amount equal to the interest that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but prior to the corresponding interest payment date or

(2) any overdue interest exists at the time of conversion with respect to the notes being converted, but only to the extent of the amount of such overdue interest. Accordingly, under the circumstances described in clause (1), a holder of notes who chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of regularly scheduled interest it will receive on the interest payment date.

     Holders of notes are not required to pay any taxes or duties relating to the issuance or delivery of our common stock upon exercise of conversion rights, but they are required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder of the note. Certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

     The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the conversion is effective.

     A certificate for the number of full shares of common stock into which the notes are converted (and cash in lieu of fractional shares) will be delivered to such holder, assuming all of the other requirements have been satisfied by such holder, as soon as practicable following the conversion date.

     DETERMINATION OF THE MAKE-WHOLE PREMIUM

     If a fundamental change occurs prior to March 5, 2010, we will pay a make-whole premium upon certain conversions of the notes as described above under "--Conversion of Notes-- Payment Upon Conversion Upon a Fundamental Change". The make-whole premium will be equal to a percentage of the principal amount of the notes converted. The make-whole premium will be in addition to, and not in substitution for, any cash, securities or other assets otherwise due to holders of notes upon conversion. The make-whole premium will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective, referred to as the "effective date," and the price, referred to as the "stock price," paid, or deemed to be paid, per share of our common stock in the transaction constituting the fundamental change, subject to adjustment as described below. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. In all other cases, the stock price will be the average of the applicable stock prices of our common stock for the five consecutive trading days beginning on the second trading day after the effective notice date.

     We will pay the make-whole premium solely in shares of our common stock (other than cash in lieu of fractional shares) or in the same form of consideration into which all or substantially all of the shares of our common stock have been converted or exchanged in connection with the fundamental change (other than cash paid in lieu of fractional interests in any security or pursuant to dissenters' rights); provided, however, that we will pay cash in lieu of fractional interests in any security or other property delivered in connection with such fundamental change. The make-whole premium will be payable on the fundamental change repurchase date after the fundamental change for notes converted in connection with a fundamental change. If holders of our common stock receive or have the right to receive more than one form of consideration in connection with such fundamental change, then, for purposes of the foregoing, the forms of consideration in which the make-whole premium will be paid will be in proportion to the relative value, determined as described in the following paragraph, of the different forms of consideration paid to our common stockholders in connection with the fundamental change.

     The value of our shares or other consideration for purposes of determining the number of shares or other consideration to be issued in respect of the make-whole premium will be calculated as follows:

          (1) In the case of a fundamental change in which all or substantially all of the shares of our common stock have been, as of the effective date, converted into or exchanged for the right to receive securities or other assets or property, the consideration shall be valued as follows:

               (a) securities that are traded on a U.S. national securities exchange or approved for quotation on the Nasdaq or any similar system of automated dissemination of quotations of securities prices, will be valued at 98% of the average of the applicable stock prices of such securities for the five consecutive trading days beginning on the second trading day after the effective notice date,

               (b) other securities, assets or property, other than cash, that holders will have the right to receive will be valued based on 98% of the average of the fair market value of the securities, assets or property, other than cash, as determined by two independent nationally recognized investment banks selected by the trustee, and

               (c)  100% of any cash.

          (2) In all other cases, the value of our shares will equal 98% of the average of the applicable stock prices of our common stock for the five consecutive trading days beginning on the second trading day after the effective notice date.

     Notwithstanding the foregoing, in no event shall the value of our common stock be less than 50% of the applicable stock price of our common stock used to determine the amount of the make-whole premium.

     The stock prices set forth in the first column of the following table will be adjusted as of any date on which the conversation rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to the adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment to the conversion rate and the denominator of which is the conversion rate as so adjusted.

     The following table sets forth the stock price, effective date and make-whole premium (expressed as a percentage of principal amount) upon a conversion in connection with a fundamental change:

                               MAKE-WHOLE PREMIUM
                               ------------------
                             (% of Principal Amount)
                             -----------------------

                                        Effective Date
              -----------------------------------------------------------------
               March 1,   March 1,   March 1,    March 1,   March 1,   March 5,
Stock Price      2005       2006       2007        2008       2009       2010
-----------   ---------   --------   --------    --------   --------   --------
   $30.00        20.0%      19.3%      18.6%       17.6%      16.4%      15.9%
   $35.00        14.8       13.9       12.8        11.3        9.0        5.2
   $40.00        10.9       9.9         8.7        7.0         4.5        0.0
   $45.00         7.8       6.9         5.7        4.3         2.2        0.0
   $50.00         5.4       4.6         3.6        2.5         1.1        0.0
   $55.00         3.5       2.9         2.1        1.3         0.4        0.0
   $60.00         2.0       1.6         1.1        0.5         0.0        0.0
   $65.00         1.0       0.6         0.3        0.0         0.0        0.0
   $70.00         0.2       0.0         0.0        0.0         0.0        0.0
   $75.00         0.0       0.0         0.0        0.0         0.0        0.0



     The exact stock price and effective dates may not be set forth on the table, in which case:

     o if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

     o if the stock price is in excess of $75.00 per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid; and

     o if the stock price is less than $30.00 per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid.

     Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

OPTIONAL REDEMPTION

     Prior to March 5, 2010, the notes will not be redeemable at our option. On or after March 5, 2010, we may redeem the notes, in whole or in part, at a purchase price in cash equal to 100% of the principal amount of those notes plus accrued and unpaid interest (including contingent interest and additional interest, if any) to, but not including, the redemption date.

     We will give at least 15 days' but not more than 60 days' notice of redemption by mail to holders of notes. Notes called for redemption are convertible by the holder until the close of business on the business day immediately preceding the redemption date.

     If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot, on a pro rata basis or by any other method that the trustee considers fair and appropriate or in accordance with the applicable procedures of DTC to the extent notes are held in book-entry form. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of a holder's notes is selected for partial redemption, and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

     If the paying agent holds cash sufficient to pay the redemption price of the notes for which a redemption notice has been delivered on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, the notes will cease to be outstanding and interest (including contingent interest and additional interest, if any) on such notes shall cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the redemption price upon delivery of the notes.

     REPURCHASE OF NOTES AT THE OPTION OF HOLDERS

     OPTIONAL PUT

     On March 1, 2015, 2020, 2025 and 2030, a holder may require us to repurchase for cash any outstanding notes for which the holder has properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a purchase price in cash equal to 100% of the principal amount of those notes plus accrued and unpaid interest (including contingent interest and additional interest, if any) to, but not including, the repurchase date. Holders may submit their repurchase notices to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day immediately preceding the relevant repurchase date.

     Unless we have elected to redeem all of the notes on or before the repurchase date (to the extent permitted by the indenture), we are required to give notice at least 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below. The repurchase notice given by each holder electing to require us to repurchase notes shall be given so as to be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date and must state:

     o if certificated notes are to be delivered, the certificate numbers of the holder's notes to be delivered for repurchase;

     o the portion of the principal amount of notes to be repurchased, which must be $1,000 or a multiple thereof; and

     o that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

     A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal shall state:

     o if certificated notes are to be withdrawn, the certificate numbers of the notes being withdrawn;

     o the principal amount of notes being withdrawn, which must be $1,000 or an integral multiple thereof; and

     o the principal amount, if any, of the notes that remain subject to the repurchase notice.

     If notes are not in certificated form, the foregoing notices must comply with appropriate DTC procedures.

     In connection with any repurchase, we will, to the extent applicable:

     o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

     o otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes.

     Our obligation to pay the purchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

     If the paying agent holds cash sufficient to pay the repurchase price of the notes for which a repurchase notice has been delivered on the repurchase date in accordance with the terms of the indenture, then, on and after the repurchase date, the notes will cease to be outstanding and interest (including contingent interest and additional interest, if any) on such notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

     REPURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A FUNDAMENTAL CHANGE

     In the event of a fundamental change (as defined below) each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase, in whole or in part, the holder's notes in integral multiples of $1,000 principal amount, at a price in cash equal to 100% of the principal amount of such notes tendered, plus any accrued and unpaid interest (including contingent interest and additional interest, if any) to, but not including, the repurchase date. We will be required to repurchase the notes on a date that is not less than 20 nor more than 45 business days after the date we mail the notice referred to below.

     Within 10 business days after a fundamental change has become effective, we must mail to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the fundamental change, which notice must state, among other things:

          o    the events causing such fundamental change;

          o    the date of such fundamental change;

          o the last date on which a holder may exercise the repurchase right;

          o    the repurchase price;

          o    the repurchase date;

          o    the names and addresses of the paying and conversion agents;

          o the conversion rate, and any adjustments to the conversion rate that will result from the fundamental change;

          o that notes with respect to which a repurchase notice is given by the holder may be converted, only if the repurchase notice has been withdrawn in accordance with the terms of the indenture; and

          o    the procedures that holders must follow to exercise these rights.

     To exercise this right, the holder must transmit to the paying agent a written repurchase notice, and such repurchase notice must be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date. The repurchase notice must state:

          o the certificate numbers of the notes to be delivered by the holder, if applicable;

          o the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

          o that such notes are being tendered for repurchase pursuant to the fundamental change provisions of the indenture.

     A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

          o the certificate numbers of the notes being withdrawn, if applicable;

          o the principal amount of notes being withdrawn, which must be $1,000 or an integral multiple of $1,000; and

          o the principal amount, if any, of the notes that remain subject to the repurchase notice.

     If the notes are not in certificated form, the foregoing notices from holders must comply with the applicable DTC procedures.

     We have agreed under the indenture to:

          o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

          o otherwise comply with all federal and state securities laws in connection with any offer by us to repurchase the notes upon a fundamental change.

     Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note.

     If the paying agent holds money sufficient to pay the repurchase price of a note for which a repurchase notice has been delivered on the repurchase date in accordance with the terms of the indenture, then, on and after the repurchase date, the notes will cease to be outstanding and interest (including contingent interest and additional interest, if any) on such notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

     A "fundamental change" will be deemed to have occurred upon the occurrence of any of the following:

          (1) any "person" or "group" (other than us, our subsidiaries or our respective employee benefit plans) files a Schedule 13D or Schedule TO, or any successor schedule, form or report under the Exchange Act, disclosing, or we otherwise become aware, that such person or group is or has become the "beneficial owner," directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

          (2) we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that "beneficially owned" directly or indirectly, the shares of our voting stock immediately prior to such transaction beneficially own, directly or indirectly, shares of voting stock representing a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person in substantially the same proportion amongst themselves as such ownership immediately prior to such transaction;

          (3) a majority of the members of our board of directors are not continuing directors (as defined below); or

          (4) our common stock ceases to be listed on a national securities exchange or quoted on The Nasdaq National Market or another established automated over-the-counter trading market in the United States.

     However, a merger or consolidation will be deemed not to be a fundamental change if at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters' appraisal rights) in the merger or consolidation constituting the fundamental change consists of common stock traded on a national securities exchange or quoted on The Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such merger or consolidation) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

     For purposes of this fundamental change definition:

          o "person" or "group" shall have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(l) under the Exchange Act, or any successor provision;

          o a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture;

          o "beneficially own" and "beneficially owned" have meanings correlative to that of beneficial owner;

          o "board of directors" means the Board of Directors or other governing body charged with the ultimate management of any person;

          o "continuing director" means, as of any date of determination, any member of our board of directors who was a member of such board of directors on the date of the indenture; or was nominated for election or elected to such board of directors with the approval of: (A) a majority of the continuing directors who were members of such board at the time of such nomination or election or (B) a nominating committee, a majority of which committee were continuing directors at the time of such nomination or election;

          o "capital stock" means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; or (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person;

          o "voting stock" means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

     The term "all or substantially all" as used in the definition of fundamental change will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure holders how a court would interpret this phrase under applicable law if holders elect to exercise their rights following the occurrence of a transaction which such holders believe constitutes a transfer of "all or substantially all" of our assets.

     This fundamental change repurchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a result of negotiations between us and the initial purchasers.

     We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

     Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. We cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See "Risk Factors--We may not be able to repurchase notes upon a fundamental change or upon the exercise of the holders' options to require repurchase of the notes."

     EVENTS OF DEFAULT

     Each of the following constitutes an event of default with respect to the notes:

          (1) a default in the payment when due of any principal of any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

          (2) a default in the payment of any interest, contingent interest, additional interest or any make-whole premium when due under the notes, which default continues for 30 days;

          (3) a default in our obligation to satisfy our conversion obligation upon exercise of a holder's conversion right;

          (4) a default in our obligation to provide notice of the occurrence of a fundamental change when required by the indenture;

          (5) our failure to comply with any of our other agreements in the notes or the indenture upon receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 33% in aggregate principal amount of the notes then outstanding, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

          (6) UniSource Energy or TEP fails to make any payment of principal in excess of $50,000,000 in respect of indebtedness for borrowed money, when and as the same shall become due and payable, whether at maturity or upon acceleration, and such indebtedness is not paid, or such acceleration is not rescinded, by the end of the 20th day after receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 33% in aggregate principal amount of the notes then outstanding; and

          (7) certain events of bankruptcy, insolvency or reorganization of UniSource Energy or TEP.

     If an event of default other than an event of default described in clause
(7) above with respect to UniSource Energy occurs and is continuing, either the trustee or the holders of at least 33% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes then outstanding plus any interest on the notes accrued and unpaid (including contingent interest and additional interest, if any) through the date of such declaration to be immediately due and payable.

     If an event of default described in clause (7) above with respect to UniSource Energy occurs, the principal amount of the notes plus accrued and unpaid interest (including contingent interest and additional interest, if any) will automatically become immediately due and payable.

     At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration.

     Subject to the indenture, applicable law and the trustee's indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

     No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

          o the holder has previously given the trustee written notice of a continuing event of default;

          o the holders of at least 33% in aggregate principal amount of the notes then outstanding have made a written request and have offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee; and

          o the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

     However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

     Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default other than:

          o our failure to pay principal of or any interest (including contingent interest and additional interest, if any) on any note when due or the payment of any repurchase price;

          o our failure to convert any note into common stock and cash for fractional shares; and

          o our failure to comply with any of the provisions of the indenture that cannot be modified without the consent of the holder of each outstanding note.

     We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officers' knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

     CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease all or substantially all of our properties and assets to any successor person, unless:

          o we are the surviving person or the resulting, surviving or transferee person, if other than us, is organized and validly existing under the laws of the United States of America, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture; and

          o immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing.

     When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although the indenture permits these transactions, some of the transactions described above could constitute a fundamental change of UniSource Energy and permit each holder to require us to repurchase the notes of such holder as described above under "--Repurchase of Notes at the Option of Holders-- Repurchase of Notes at the Option of Holders Upon a Fundamental Change."

     MODIFICATION AND WAIVER

     Except as described below, we and the trustee may amend or supplement the indenture or the notes with the consent of the holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

          (1) change the stated maturity of the principal of or the payment date of any installment of interest, contingent interest or additional interest on or with respect to the notes;

          (2) reduce the principal amount of, repurchase price or redemption price of, the make-whole premium or rate of interest, contingent interest or additional interest on any note;

          (3) reduce the amount of principal payable upon acceleration of the maturity of any note;

          (4) change the currency in which the principal of, repurchase price or redemption price or interest with respect to the notes is payable;

          (5) impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

          (6) modify the provisions with respect to the repurchase rights of the holders described under "--Repurchase of Notes at the Option of Holders--Repurchase of Notes at the Option of Holders Upon a Fundamental Change" and "--Optional Put" in a manner adverse to holders;

          (7) adversely affect the right of holders to convert notes other than as provided in the indenture;

          (8) reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the indenture; or

          (9) alter the manner of calculation or rate of accrual of interest, contingent interest or additional interest, redemption price, repurchase price or the make-whole premium on any note or extend the time or payment of any such amount.

     We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of the holders to, among other things:

          (1)  cure any ambiguity, defect, omission, mistake or inconsistency;

          (2) provide for uncertificated notes in addition to or in place of certificated notes;

          (3) provide for the assumption of our obligations to holders of notes in the case of a share exchange, merger or consolidation or sale of all or substantially all of our assets;

          (4) make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect in any material respect the legal rights under the indenture of any such holder;

          (5)  add a guarantor;

          (6) comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

          (7)  secure the notes;

          (8) comply with the rules of any applicable securities depositary, including DTC;

          (9) conform the text of the indenture or the notes to any provision of this description of the notes to the extent that the text of the indenture or the notes was intended to be a recitation of the text of this description of the notes; or

          (10) provide for a successor trustee in accordance with the terms of the indenture or to otherwise comply with any requirement of the indenture.

     SATISFACTION AND DISCHARGE

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or conversion agent, as the case may be, after the notes have become due and payable, whether at maturity or any repurchase date or by delivery of a notice of redemption or conversion or otherwise, cash or other consideration (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

     CALCULATIONS IN RESPECT OF THE NOTES

     We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the trading price of the notes and sale price of our common stock, the projected payment schedule and the amount of any make-whole premium. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

     GOVERNING LAW

     The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

     CONCERNING THE TRUSTEE

     The Bank of New York is the trustee under the indenture. The trustee will be the paying agent, conversion agent, registrar and bid solicitation agent for the notes. The trustee can be contacted at the address set forth below regarding transfer or conversion of the notes.

     If the trustee becomes a creditor of the Company, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claims as security or otherwise. The trustee will be permitted to engage in other transactions; if, however, it acquires any conflicting interest, it must eliminate such conflict with 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

     BOOK-ENTRY DELIVERY AND FORM

     We initially issued the notes in the form of a global security. The global security was deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC's nominee. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders may hold their beneficial interests in the global security directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called "certificated securities") will be issued only in certain limited circumstances described below.

     DTC has advised us that it is:

          o a limited purpose trust company organized under the laws of the State of New York;

          o    a member of the Federal Reserve System;

          o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

          o    a "clearing agency" registered pursuant to the provisions of
               Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

     Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, holders will not be entitled to have the notes represented by the global security registered in their name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that, under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal of, premium, if any, and any interest on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or additional interest, if any, on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent or conversion agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited, and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. If, however, DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency, and we do not appoint a successor depositary within 90 days, or if there is an event of default under the notes, we will exchange the global security for certificated securities, which we will distribute to DTC participants and which will be legended, if required, as set forth under the heading "Transfer Restrictions."

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

     REGISTRATION RIGHTS

     We entered into a registration rights agreement with the initial purchasers pursuant to which we at our cost have, for the benefit of the holders, filed with the SEC the shelf registration statement, of which this prospectus is a part, covering the resale of the securities. The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement for a full description of the registration rights that apply to the notes.

     We agreed to use our commercially reasonable efforts to have shelf registration statement, of which this prospectus is a part, declared effective as soon as practicable but not later than 210 days after the first date of original issuance of the notes, and to keep it effective until the earliest of:

          (1)  two years from the first date of original issuance of the notes;

          (2) the date when all securities shall have been registered under the Securities Act and disposed of; and

          (3) the date on which all securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

     If we notify the holders in accordance with the registration rights agreement upon the occurrence of certain events, then the holders will suspend the use of the prospectus until the requisite changes have been made and the period of effectiveness of the shelf registration statement provided for above shall be extended by the number of days from and including the date of the giving of such notice to and including the date when holders have received the amended or supplemented prospectus.

     A holder of securities that sells securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

     If:

          (1) the shelf registration statement has not been declared effective by the SEC by the 210th day after the first date of original issue of the notes; or

          (2) after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective, or the shelf registration statement or prospectus contained therein ceases to be usable in connection with the resales of notes and the common stock issuable upon the conversion of the notes, in accordance with and during the periods specified in the registration rights agreement because either (1) any event occurs as a result of which the prospectus forming part of such shelf registration statement would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading or (2) it shall be necessary to amend such shelf registration statement or supplement the related prospectus, to comply with the Securities Act or Exchange Act or the respective rules thereunder.

(we refer to each such event described above in clauses (1) and (2) as a registration default), additional interest will accrue on the notes, from and including the date on which the registration default shall occur to but excluding the date on which all such registration defaults have been cured, at the rate of 0.50% per year.

     Notwithstanding the foregoing, after the effectiveness of the shelf registration statement, we may suspend the availability of the shelf registration statement and the use of any prospectus by written notice to the holders for a period or periods not to exceed an aggregate of 45 calendar days in any 90 calendar day period, and not to exceed 90 calendar days in any twelve month period (each such period, a "Deferral Period") without incurring such additional interest if:

          (i) an event occurs and is continuing as a result of which the shelf registration statement or any related prospectus would, in our good faith judgment, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading; and

          (ii) (a) we determine in our good faith judgment that the disclosure of such event at such time would have a material adverse effect on our business, operations or prospects and such disclosure is not otherwise required to be made under applicable law or (b) the disclosure otherwise relates to a pending material business transaction that has not yet been publicly disclosed.

     We will pay all expenses incident to our performance of and compliance with the registration rights agreement, provide each holder that is selling securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the securities.

                          DESCRIPTION OF CAPITAL STOCK
GENERAL

     The authorized capital stock of UniSource Energy presently consists of 76,000,000 shares, of which 75,000,000 shares are common stock without par value, and 1,000,000 shares are preferred stock without par value (Preferred Stock). As of September 2, 2005, there were 34,716,126 shares of common stock outstanding and no shares of Preferred Stock outstanding.

     The following is a summary of certain rights and privileges of the holders of the Shares. This summary does not purport to be complete. The following information is qualified in its entirety by reference to UniSource Energy's Restated Articles of Incorporation and shareholder rights plan and to the laws of the State of Arizona.

COMMON STOCK

     Dividend Rights. UniSource Energy may pay dividends on shares of common stock out of any funds legally available for payment, when and as declared by our Board of Directors. Payment of dividends may be subject to certain limitations specified with respect to the Preferred Stock, or any series of Preferred Stock.

     Liquidation Rights. In the event of any dissolution or other winding up of UniSource Energy, whether voluntary or involuntary, the assets of UniSource Energy available for payment and distribution to shareholders shall be distributed ratably in accordance with their holdings to the holders of shares of the common stock. Those distributions may be subject to certain limitations specified with respect to the Preferred Stock, or any series of Preferred Stock.

     Voting Rights. All voting power is vested in the holders of the common stock, except as otherwise specified with respect to the Preferred Stock, or any series of Preferred Stock. With respect to the election of directors and each other matter coming before any meeting of shareholders, each holder of the common stock shall be entitled to one (1) vote for each share of such stock outstanding in the name of that holder on the books of UniSource Energy.

     Miscellaneous. The common stock has no preemptive or conversion rights or redemption or sinking fund provisions and the outstanding common stock is fully paid and non-assessable.

PREFERRED STOCK

     Our Board of Directors has authority to divide the Preferred Stock into series and to determine the designation, preferences, and voting powers of the shares of each series so established and the restrictions and qualifications thereof, all to the extent and in the manner provided by law.

PREFERRED SHARE PURCHASE RIGHTS

     General. On March 5, 1999, UniSource Energy adopted a shareholder rights plan. Under that plan, we will grant one preferred share purchase right (Right) on each outstanding share of common stock to holders of common stock outstanding on April 1, 1999 or issued thereafter. The description and terms of the Rights are set forth in the Rights Agreement, dated as of March 5, 1999 (the Rights Agreement), between UniSource Energy and The Bank of New York, as Rights Agent. The following statements are qualified in their entirety by reference to the Rights Agreement.

     Each Right will entitle the registered holder, subject to regulatory approvals and other specified conditions, to purchase one ten-thousandth of a share of Preferred Stock, Series X, without par value, of UniSource Energy (the Series X Preferred Stock), at a purchase price of $50.00 (the Purchase Price).

     Distribution of Rights. We have distributed one Right to shareholders of UniSource Energy for each share of common stock owned of record by them at the close of business on April 1, 1999. Until the earliest of:

          o such time as any person or group acquires 15% or more of the outstanding shares of common stock,

          o    March 31, 2009 or

          o    the redemption of the Rights,

we will issue one Right with each share of common stock that is issued after April 1, 1999 so that all shares of common stock will have attached Rights. We have initially authorized and reserved 10,000 shares of Preferred Stock for issuance upon exercise of the Rights.

     Exercise. The Rights will be exercisable only if a person or group:

          o    acquires 15% or more of the outstanding shares of common stock or

          o commences a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock.

     Until that time the Rights will be evidenced by and will trade with the shares of common stock. The Rights will expire on March 31, 2009 unless we first redeem or exchange them, in each case as described below.

     The purchase of stock pursuant to the Rights may be subject to regulatory approval and other specified conditions. Under no circumstance will the person or group that acquired 15% of the common stock be entitled to exercise Rights.

     "Flip-in." If any person or group acquires 15% or more of the outstanding shares of common stock, each Right will entitle its holder to purchase that number of shares of common stock or, at the option of UniSource Energy, Preferred Stock which has a market value at that time of twice the Purchase Price.

     "Flip-over." In addition, in the event that any person or group has acquired 15% or more of the outstanding shares of common stock and UniSource Energy.

          o    consolidates or merges with or into, or

          o    sells 50% or more of its assets or earning power to,

any person or group, each Right would instead entitle its holder to purchase the acquiring company's common shares having a market value of twice the Purchase Price.

     Exchange. If a person or group acquires more than 15% but less than 50% of the outstanding shares of common stock, we may exchange each outstanding Right for one share of common stock or cash, securities or other assets having a value equal to the market value of one share of common stock. That exchange may be subject to regulatory approval.

     Redemption. We may redeem the Rights, at a redemption price of $0.001 per Right, at any time until any person or group has acquired 15% or more of the outstanding shares of common stock.

     Certain Adjustments. The Purchase Price, the amount and type of securities covered by each Right and the number of Rights outstanding will be adjusted to prevent dilution:

          o in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,

          o if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock or equivalent preferred shares at less than the current market price of the Preferred Stock, or

          o upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be made until cumulative adjustments amount to a least 1% of the Purchase Price. We will not issue fractional shares of Series X Preferred Stock other than in integral multiples of one ten-thousandth of a share. Instead, we will make an adjustment in cash based on the market price of the Series X Preferred Stock on the last trading date prior to the date of exercise.

     Amendment. We may amend the Rights Agreement in any respect until any person or group has acquired 15% or more of the outstanding shares of common stock. Thereafter, we may amend the Rights Agreement in any manner which will not adversely affect the holders of the Rights in any material respect.

     ARIZONA BUSINESS COMBINATION STATUTE

     General.

     The Arizona business combination statute would limit our ability to engage in Business Combinations with Interested Shareholders (each as defined below).

     "Business Combination" means any (A) merger or consolidation of UniSource Energy or any UniSource Energy subsidiary with an Interested Shareholder, (B) exchange of shares of UniSource Energy common stock or any UniSource Energy subsidiary for shares of an Interested Shareholder, or (C) sale, lease, transfer or other disposition to or with an Interested Shareholder of 10% or more of the consolidated assets of UniSource Energy.

     "Interested Shareholder" means any person other than UniSource Energy or a UniSource Energy subsidiary that is either (A) a direct or indirect beneficial owner of 10% or more of the voting power of the outstanding UniSource Energy common stock or (B) an affiliate of UniSource Energy who at any time during the three years immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding UniSource Energy common stock.

     "Share Acquisition Date" means the date that a person first becomes an Interested Shareholder of UniSource Energy.

     Business Combinations Within Three Years After Share Acquisition Date. For three years after an Interested Shareholder's Share Acquisition Date, UniSource Energy may not directly or indirectly engage in any Business Combination with an Interested Shareholder or any affiliate of an Interested Shareholder unless, before the Interested Shareholder's Share Acquisition Date, a committee of disinterested directors approved either:

          o    the Business Combination; or

          o the acquisition of common stock made by the Interested Shareholder on the Interested Shareholder's Share Acquisition Date.

     Business Combinations More Than Three Years After Share Acquisition Date. If a committee of disinterested directors has not approved the Business Combination or the acquisition of common stock as provided above, UniSource Energy may not directly or indirectly engage in any Business Combination with an Interested Shareholder or any affiliate of an Interested Shareholder unless:

 o
the Business Combination is consummated no earlier than three years after the Interested Shareholder's Share Acquisition Date, and before the Share Acquisition Date, the UniSource Energy Board of Directors approved either o the Business Combination; or o the acquisition of common stock made by the Interested Shareholder on the Share Acquisition Date; or o the Business Combination is approved no earlier than three years after the Interested Shareholder's Share Acquisition Date by the affirmative vote of a majority of the outstanding voting shares of UniSource Energy common stock (excluding shares of common stock beneficially owned by the Interested Shareholder or any affiliate thereof); o the Business Combination is consummated no earlier than three years after the Interested Shareholder's Share Acquisition Date and meets certain specified conditions designed to ensure against discriminatory pricing.

     ARIZONA CONTROL SHARE ACQUISITION STATUTE

     General. The Arizona control share acquisition statute would limit the voting rights of a person who acquires shares of UniSource Energy under certain circumstances in a control share acquisition (as defined below).

     Control Share Acquisition means an acquisition, directly or indirectly (in one or more transactions within 120 days or pursuant to a plan), by a person of beneficial ownership of shares of UniSource Energy common stock that would, but for the limitations in the control share acquisition statute, entitle the acquiring person to exercise a new range of voting power within the following specified ranges: (A) at least 20% but less than 33-1/3%, (B) at least 33-1/3% but less than or equal to 50% and (C) over 50%.

     Information Statement. Within ten days after a Control Share Acquisition, the acquiring person must deliver to the corporation an information statement specifying, among other things, the range of voting power in the election of directors that, but for the limitations in the statute, the acquiring person believes would result from the Control Share Acquisition. At the time of delivery of the information statement, the acquiring person may request that a special meeting of shareholders be called to consider the voting rights of "excess" shares (referred to below).

     Limitation on Voting Rights of "Excess" Shares. To the extent that shares of UniSource Energy common stock acquired in a Control Share Acquisition exceed the threshold of voting power of any of the next specified range of voting power, such "excess" shares will have the same voting rights as other shares of UniSource Energy common stock for election of directors but will not have the right to vote on other matters unless approved by a shareholder resolution at an annual or special meeting. Such resolution must be approved by the affirmative vote of a majority of the outstanding voting shares of UniSource Energy common stock (excluding shares owned by the acquiring person, its affiliates or any officer or director of UniSource Energy).

     Financing Agreement. The status of voting rights of "excess" shares is not required to be presented for consideration at any meeting of shareholders unless, at the time of delivery of the information statement referred to above, the acquiring person has entered into a definitive financing agreement for any financing of the acquisition not to be provided by monies of the acquiring person.

     Redemption by UniSource Energy. If an acquiring person fails to deliver the required information statement within ten days after a Control Share Acquisition or if the UniSource Energy shareholders have voted not to accord voting rights to an acquiring person's "excess" shares referred to above, then UniSource Energy may call for the redemption of such "excess" shares at the fair market value of those shares at the time the call for redemption is given.

     ANTITAKEOVER EFFECT

     The Rights or the provisions of Arizona Law described above, individually or collectively, may discourage, deter, delay or impede a tender offer or other attempt to acquire control of UniSource Energy even if the transaction would result in the shareholders receiving a premium for their shares over current market prices or if the shareholders otherwise believe the transaction would be in their best interests.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the material U.S. federal income tax considerations with respect to the beneficial ownership and disposition of the notes and our common stock into which the notes may be converted. This summary deals only with notes held by beneficial owners who hold the notes and our common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended ("Code"). The summary does not address all of the U.S. federal income tax consequences that may be important to particular beneficial owners in light of their personal circumstances and does not deal with special situations, such as those of dealers or traders in securities or currencies, banks, financial institutions, tax exempt organizations, life insurance companies, real estate investment trusts, regulated investment companies, certain former citizens or residents of the U.S., partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons holding the notes or our common stock as a part of a hedging or conversion transaction or a straddle or other risk reduction transaction, persons who mark to market their securities, or United States Holders (as defined below) whose functional currency is not the U.S. dollar. In addition, this discussion does not include any description of any alternative minimum tax consequences, U.S. federal estate or gift tax consequences or the tax laws of any state, local or foreign jurisdiction.

     The discussion below is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions, all as of the date hereof, and all of which may be subject to change at any time, with either forward looking or retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.

     No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes. The Internal Revenue Service ("IRS") has issued a revenue ruling with respect to instruments similar to the notes. To the extent it addresses the issues, this ruling supports certain aspects of the treatment described below. No ruling has been or is expected to be sought from the IRS with respect to the U.S. federal income tax consequences to beneficial owners of the notes. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below.

     THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY POTENTIAL INVESTOR. PERSONS CONSIDERING THE PURCHASE OF THE NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

     As used herein, a "United States Holder" means a beneficial owner of a note or our common stock that is a citizen or resident of the U.S., a corporation or other entity classified as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the U.S. or any political subdivision thereof, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, (i) the administration of which is subject to the primary supervision of a court within the U.S. and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. As used herein, the term "Non-United States Holder" means a beneficial owner of a note or our common stock that is not a United States Holder, and that is not a partnership or other entity classified as partnership for U.S. federal income tax purposes.

     If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds notes or our common stock, the tax treatment of the partnership and each partner generally will depend on the activities of the partnership and the status of the partner. Partnerships acquiring notes, and partners in such partnerships, should consult their tax advisors.

     CLASSIFICATION OF THE NOTES

     Under the indenture governing the notes, we will agree, and by acceptance of a beneficial interest in a note, each beneficial owner of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury Regulations governing contingent payment debt instruments ("contingent payment debt regulations"). Pursuant to the terms of the indenture, we and every holder agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the contingent payment debt regulations to the notes, including our determination of the projected payment schedule (as described below) and the comparable yield (as described below), which is the rate at which interest will be deemed to accrue on the notes for U.S. federal income tax purposes.

     No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes. The IRS has issued a revenue ruling with respect to instruments similar to the notes. However, the ruling is limited to its particular facts, and the proper application of the contingent payment debt regulations to the notes is uncertain in a number of respects. No ruling has been or is expected to be sought from the IRS with respect to the U.S. federal income tax consequences to the holders of the notes. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described herein. A different treatment of the notes upon a successful challenge by the IRS could significantly affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. Specifically, a holder might be required to accrue interest at a higher or lower rate, might not recognize income, gain or loss upon conversion of the notes to common stock, might recognize capital gain or loss rather than ordinary income or loss upon a taxable disposition of the notes, might have a longer holding period in our common stock acquired upon conversion and might have an adjusted tax basis in the notes or our common stock acquired upon a conversion of a note materially different than discussed herein. Accordingly, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes and the applicability of any proposed legislation (and the prospects of applicable future legislation) as well as with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the contingent payment debt regulations as described above.

     TAX CONSEQUENCES TO UNITED STATES HOLDERS

     Interest Accruals on the Notes

     Under the contingent payment debt regulations, a United States Holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to accrue interest income on the notes on a constant yield basis at an assumed yield (the "comparable yield") determined at the time of issuance of the notes. The comparable yield for the notes is based on the yield at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms and conditions otherwise similar to those of the notes. We have determined the comparable yield to be 6.50%, compounded semi-annually. Accordingly, United States Holders generally will be required to include interest in taxable income, in each year prior to maturity, in excess of the stated semi-annual cash interest payable on the notes and any contingent interest payments actually received in that year.

     Solely for purposes of determining the amount of interest income that a United States Holder will be required to accrue, we are required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The projected payment schedule includes the amount of each noncontingent payment and an estimate for each contingent payment, taking into account the conversion feature. Holders that wish to obtain the projected payment schedule may do so by submitting a written request for such information to UniSource Energy Corporation, One South Church Avenue, Suite 100, Tucson, Arizona 85701.

     NEITHER THE COMPARABLE YIELD NOR THE PROJECTED PAYMENT SCHEDULE CONSTITUTES A PROJECTION OR REPRESENTATION BY US REGARDING THE ACTUAL AMOUNT THAT WILL BE PAID ON THE NOTES, OR THE VALUE AT ANY TIME OF THE COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED. Pursuant to the terms of the indenture, we and every United States Holder agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our determination of the comparable yield and projected payment schedule.

     It is possible that the IRS could challenge our determination of the comparable yield and projected payment schedule. The yield, if redetermined as a result of such a challenge, could be greater or less than the comparable yield provided by us, and the projected payment schedule could differ materially from the projected payment schedule we have provided. In such case, the taxable income of a holder arising from the ownership, sale, exchange, conversion, redemption or retirement of a note could be increased or decreased.

     Based on the comparable yield and the issue price of the notes, a United States Holder of a note (regardless of its accounting method) will be required to accrue interest as the sum of the daily portions of interest on the notes for each day in the taxable year on which the United States Holder holds the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the notes (as set forth below). The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers (the "issue price"). The issue price of the notes was determined on March 1, 2005.

     The daily portions of interest in respect of a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on a note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note as of the beginning of the accrual period. The adjusted issue price of a note at the beginning of the first accrual period was equal to its issue price and for any accrual periods thereafter will be (x) the sum of the issue price of such note and any interest previously accrued thereon (disregarding any positive or negative adjustments described below) minus (y) the amount of any noncontingent payment and the amount of any projected contingent payments on the notes for previous accrual periods.

     Amounts treated as interest under the contingent payment debt regulations are treated as original issue discount for all purposes of the Code.

     Adjustments to Interest Accruals on the Notes

     In addition to the interest accrual discussed above, a United States Holder will be required to recognize interest income equal to the amount of the excess of actual payments over projected payments (a "positive adjustment") in respect of a note for a taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including our common stock) received in that year and also should include any additional interest received in that year. If a United States Holder receives actual payments that are less than the projected payments in respect of a note for a taxable year, the United States Holder will incur a "negative adjustment" equal to the amount of such difference. This negative adjustment will (i) first reduce the amount of interest in respect of the note that a United States Holder would otherwise be required to include in income in the taxable year and (ii) to the extent of any excess, give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the United States Holder's net negative adjustments treated as ordinary loss on the note in prior taxable years. Any negative adjustment in excess of the amounts described in (i) and
(ii) will be carried forward to offset future interest income in respect of the notes or, if there is a negative adjustment carryforward on the note in a taxable year in which the note is sold, converted, exchanged, redeemed or retired, to reduce the amount realized on a sale, conversion, exchange, redemption or retirement of the notes. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under
Section 67 of the Code.

     Purchase at a Premium or Discount

     A United States Holder that purchases a note at a price that is more or less than the note's adjusted issue price on the date of purchase must reasonably allocate such difference to the daily portions of interest or projected payments over the remaining term of the note. If the price paid by a United States Holder exceeds the note's adjusted issue price, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a negative adjustment on the date the daily portion accrues or the payment is made. If the price paid by a United States Holder is less than the note's adjusted issue price, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of such an adjustment, a United States Holder's adjusted tax basis in the note will be reduced or increased by the amount treated as a negative or positive adjustment, respectively. United States Holders should consult their own tax advisors concerning the operation of these rules and the allocation of purchase price premiums or discounts.

     Sale, Conversion, Exchange, Redemption or Retirement of the Notes

     Upon a sale, conversion, exchange, redemption or retirement of a note for cash or our common stock, a United States Holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, conversion, exchange, redemption or retirement (including the make whole premium, if any, and the fair market value of our common stock received, if any) and such United States Holder's adjusted tax basis in the note. A United States Holder's adjusted tax basis in a note will generally be equal to the United States Holder's purchase price for the note, increased by any interest income previously accrued by the United States Holder (determined without regard to any positive or negative adjustments to interest accruals described above) and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment previously made on the notes to the United States Holder. A United States Holder generally will treat any gain as ordinary interest income, and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss, and the balance as capital loss (which will be long-term if the note is held for more than one year). The deductibility of capital losses is subject to limitations. A United States Holder who sells the notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

     A United States Holder's tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The United States Holder's holding period for the common stock received will commence on the day immediately following the date of conversion.

     Constructive Distributions

     The conversion rate is subject to adjustment under certain circumstances, as described under "Conversion Rate Adjustments." If at any time we increase the conversion rate of the notes, either at our discretion or pursuant to the conversion rate adjustment provisions contained in the notes, the increase may be treated as a constructive distribution to United States Holders. Furthermore, in certain circumstances, the failure to provide for an adjustment to the conversion rate may also be treated as a constructive distribution. Any such constructive distribution would be treated as a taxable dividend to such holders to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Therefore, United States Holders may recognize income in the event of a constructive distribution in the manner described under "--Tax Consequences to United States Holders--Taxation of Distributions on our Common Stock" below, even though they may not receive any cash or property. It is not clear whether a constructive dividend deemed paid to a United States Holder would be eligible for the preferential rates of U.S. federal income tax that are applicable to certain dividends received. It is also unclear whether corporate United States Holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends.

     Adjustments to the conversion rate made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the notes generally will not be considered to result in a constructive distribution to the United States Holders. Certain of the possible adjustments under the conversion rate adjustment provisions contained in the notes may not qualify as being made pursuant to a bona fide reasonable adjustment formula. Adjustments to the conversion rate due to the payment of a taxable dividend to our stockholders will be treated as a constructive distribution. However, adjustments to the conversion rate in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not be considered to result in a constructive distribution. Moreover, if there is an adjustment or a failure to make an adjustment to the conversion rate of the notes that increases the proportionate interest of holders of our common stock in our assets or earnings and profits, then such increase in the proportionate interest of holders of our common stock generally will be treated as a constructive distribution to such holders, taxable as described below.

     Taxation of Distributions on Common Stock

     Distributions paid on our common stock received upon conversion of a note, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits and will be includible in income by the United States Holder and taxable as ordinary income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder's investment, up to the United States Holder's tax basis in the common stock. Any remaining excess will be treated as a capital gain. Dividends received by noncorporate United States Holders on common stock in tax years beginning on or before December 31, 2008 generally are subject to U.S. federal income tax at lower rates than other types of ordinary income, subject to certain exceptions. United States Holders should consult their own tax advisors regarding the implications of these rules in their particular circumstances.

     Sale or Other Disposition of Common Stock

     Gain or loss recognized by a United States Holder on the sale or other disposition of our common stock received upon conversion of a note will be capital gain or loss for U.S. federal income tax purposes. The amount of the United States Holder's gain or loss will be equal to the difference between the United States Holder's tax basis in the common stock disposed of and the amount realized on the disposition. Such recognized gain or loss will be long-term capital gain or loss if the holder's holding period for the common stock is more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses by individuals and corporations is subject to limitations. A United States Holder who sells the stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

     TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     Payments on the Notes

     All payments on the notes made to a Non-United States Holder, including any additional interest and a payment in our common stock or cash (including any make whole premium) pursuant to a conversion, and any gain realized on a sale or exchange of the notes, will be exempt from U.S. federal income and withholding tax, provided that:

          o the Non-United States Holder (i) does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and (iii) is not a bank receiving certain types of interest;

          o the Non-United States Holder provides, prior to payment, its name and address, and taxpayer identification number, if any, and certifies, under penalties of perjury, that it is not a "United States person" (which certification may be made on an IRS Form W-8BEN (or successor form));

          o such payments are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States or, if certain treaty provisions apply, are not attributable to a permanent establishment maintained by such holder in the United States; and

          o in the case of gain realized on the sale, conversion, exchange, redemption or retirement of the notes (which is treated as ordinary interest income), we are not, and have not been within the shorter of the five-year period preceding such sale, conversion, exchange, redemption or retirement and the period the Non-United States Holder held the notes, a U.S. real property holding corporation. Currently, we are uncertain as to whether we are a U.S. real property holding corporation for U.S. federal income tax purposes. If we are or become a U.S. real property holding corporation, any gain realized on the sale, conversion, exchange, redemption or retirement of the notes would only be subject to U.S. federal income and, in certain circumstances, withholding tax if the Non-United States Holder owned, actually or by attribution, (a) in the case of notes that become regularly traded on an established securities market, more than 5% of the notes, or (b) in the case of notes that were not regularly traded, such notes which, as of any date on which any notes were acquired by the holder, had a fair market value greater than the fair market value on that date of 5% of our common stock.

     However, if a Non-United States Holder were deemed to have received a constructive dividend (see "Tax Consequences to United States Holders--Constructive Dividends" above), the Non-United States Holder generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the taxable amount of the dividend. It is possible that this tax would be withheld from amounts owed to you, including, but not limited to, interest, shares of our common stock or sales proceeds subsequently paid or credited to you. A Non-United States Holder who is subject to withholding tax should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax in such circumstances.

     With respect to the second bullet point above, special certification rules apply to Non-United States Holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for Non-United States Holders.

     If a Non-United States Holder cannot satisfy the requirements described in the bullet points above, payments of interest (including original issue discount and a payment of stock or cash pursuant to a conversion, redemption or retirement) will be subject to U.S. withholding tax at the rate of 30%, unless the Non-United States Holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest (including original issue discount) paid on the notes is not subject to withholding tax because it is effectively connected with such Non-United States Holder's conduct of a trade or business in the United States.

     If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if payments on the note are effectively connected with the conduct of this trade or business (and, if required by a tax treaty, are attributable to a permanent establishment maintained by such holder in the United States), the Non-United States Holder, although exempt from U.S. withholding tax (assuming the certification requirements described above are met), will generally be taxed in the same manner as a United States Holder (see "Tax Consequences to United States Holders" above). Such Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of the notes, including the possible imposition of a 30% branch profits tax (if the Non-United States Holder is a foreign corporation), subject to reduction by an applicable treaty, on their effectively connected income.

     Distributions on Common Stock

     Dividends paid to a Non-United States Holder of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax in such circumstances.

     If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the dividends are effectively connected with the conduct of this trade or business (and, if required by a tax treaty, are attributable to a permanent establishment maintained by such holder in the United States), the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see "Tax Consequences to United States Holders" above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These

Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of our common stock, including the possible imposition of a 30% branch profits tax (if the Non-United States Holder is a foreign corporation), subject to reduction by an applicable treaty, on their effectively connected income.

     Sale or Other Disposition of Common Stock

     A Non-United States Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other disposition of the common stock received upon a conversion of a note, unless:

          o the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States, and if certain treaty provisions apply, is attributable to a permanent establishment maintained by such holder in the United States;

          o in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

          o we are or have been a U.S. real property holding corporation at any time within the shorter of the five-year period preceding such sale, exchange or disposition and the period the Non-United States Holder held the common stock.

     Currently, we are uncertain as to whether we are a U.S. real property holding corporation for U.S. federal income tax purposes. If we are or become a U.S. real property holding corporation and our common stock is and continues to be regularly traded on an established securities market, in general, only a Non-United States Holder of common stock who holds or held, actually or by attribution (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period), more than 5% of our common stock will be subject to U.S. federal income and, in certain circumstances, withholding tax on the disposition of our common stock in the same manner as a United States Holder (see "Tax Consequences to United States Holders" above).

     If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the gain on the sale or other disposition of our common stock is effectively connected with the conduct of this trade or business, the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see "Tax Consequences to United States Holders" above). In order to claim an exemption from the U.S. withholding tax, the Non-United States Holder must comply with applicable certification requirements, which generally include furnishing a properly executed IRS Form W-8ECI (or any successor form thereto) or a substitute form. These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a 30% branch profits tax (if the Non-United States Holder is a foreign corporation), subject to reduction by an applicable treaty, on their effectively connected income.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

     Information returns may be filed with the IRS in connection with payments on the notes, the common stock into which the notes may be converted and the proceeds from a sale or other disposition of the notes or the common stock. In addition, copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which a Non-United States Holder resides.

     A United States Holder may be subject to U.S. backup withholding tax on these payments, currently at the rate of 28%, if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding.

     A Non-United States Holder generally will not be subject to U.S. backup withholding tax on these payments provided that such holder certifies as to its foreign status or otherwise establishes an exemption and, in addition, we or our agent do not have actual knowledge or reason to know that such holder is a U.S. person. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on certain payments on the notes, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well.

     The amount of any backup withholding from a payment will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

                              PLAN OF DISTRIBUTION

     We are registering the securities covered by this prospectus to permit the selling securityholders to conduct public secondary trading of the securities from time to time after the date of this prospectus. The securities may be offered and sold under this prospectus only pursuant to the terms of the registration rights agreement, described in the section of this prospectus titled "Description of the Notes--Registration Rights." We will not receive any of the proceeds of the sale by the selling securityholders of the securities offered by this prospectus.

     The selling securityholders may sell all or a portion of the securities beneficially owned by them and offered by this prospectus from time to time:

          o    directly; or

          o through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or from the purchasers of the securities for whom they may act as agent.
     The securities may be sold in one or more transactions:

          o    at fixed prices;

          o    at prevailing market prices at the time of sale;

          o    at prices related to the prevailing market prices;

          o    at varying prices determined at the time of sale; and/or

          o    at negotiated prices.
     These prices will be determined by the securityholders or by agreement between the securityholders and underwriters or dealers, who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the securities offered by them under this prospectus will be the purchase price of the securities less discounts and commissions, if any. The sales described in the preceding paragraph may be effected in transactions:

          o on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

          o    in the over-the-counter market;

          o in transactions otherwise than on these exchanges or services or in the over-the-counter market;

          o through the writing of options, including the issuance by the selling securityholder of derivative securities, whether the options or such other derivative securities are listed on an options or other exchange or otherwise;

          o    through the settlement of short sales; or

          o    any combination of the foregoing.
     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the securities, the selling securityholders may:

          o enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume;

          o sell short and deliver the securities to close out short positions;

          o loan or pledge the securities to broker-dealers or other financial institutions that in turn may sell such securities;

          o enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the securities, which the broker-dealer or other financial institution may resell pursuant to this prospectus; or

          o enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.
     Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the securities by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the securities offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the securities by other means not described in this prospectus. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of, or Regulation S under, the Securities Act may be sold under the applicable rule or regulation rather than pursuant to this prospectus.

     The notes were issued and sold in March 2005 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. Pursuant to the registration rights agreement, we have agreed to indemnify the initial purchasers of the notes and each selling securityholder, and each selling securityholder has agreed to indemnify us against specified liabilities arising under the Securities Act. The selling securityholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against some liabilities, including liabilities that arise under the Securities Act.

     The selling securityholders and any other person participating in any distribution under this prospectus will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

     In order to comply with the securities laws of some states, if applicable, the securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the securities may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     To the extent required under the registration rights agreement and applicable law, the specific amount of notes or number of shares to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commission or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part.

     Under the registration rights agreement, we have agreed to use our commercially reasonable efforts to keep the registration statement, of which this prospectus is a part, effective until the earliest to occur of the following:

     (1)  two years from the first date of original issuance of the notes;

     (2) the date when all securities shall have been registered under the Securities Act and disposed of; and

     (3) the date on which all securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

     We are permitted, under the registration rights agreement, to prohibit offers and sales of securities pursuant to this prospectus under specified circumstances and subject to specified conditions for a period not to exceed an aggregate of 45 calendar days in any 90 calendar day period, and not to exceed 90 days in any 12-month period. During the time periods when use of this prospectus is suspended, each selling securityholder has agreed not to sell any of the securities. We also agreed to pay additional amounts to selling securityholders if the prospectus is unavailable for periods in excess of those permitted, as provided in the registration rights agreement.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

     The validity of the notes offered hereby and of the shares of common stock issuable upon the conversion thereof will be passed upon for us by Thelen Reid & Priest LLP, New York, New York, our special counsel, and Vincent Nitido, Jr., Esq., our Vice President and General Counsel. In giving their opinions, Thelen Reid & Priest LLP may rely, as to matters of Arizona law, upon the opinions of Mr. Nitido, and Mr. Nitido may rely, as to matters of New York law, upon the opinions of Thelen Reid & Priest LLP.


                  INDEPENDENT REGESTERED PUBLIC ACCOUNTING FIRM

     The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to UniSource Energy's Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report(s) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited financial information of UniSource Energy for the three-month periods ended March 31, 2005 and 2004 and for the three and six-month periods ended June 30, 2005 and 2004, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their reports dated May 6, 2005 and August 8, 2005, each incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered are:

Securities and Exchange Commission registration fee............        $ 17,655
Legal fees and expenses........................................          75,000
Accountants' fees..............................................          10,000
Printing, including registration statement,
    prospectuses, exhibits, etc................................          30,000
Trustees fees and expenses.....................................          20,000
Miscellaneous..................................................          10,000
                                                                        -------
Total..........................................................        $162,655
                                                                       ========

All of the above except the Securities and Exchange Commission registration fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article SIXTH of the Restated Articles of Incorporation of UniSource Energy, as amended, provides in pertinent part as follows:

     SIXTH:

     (B) No director of the Corporation shall be personally liable to the Corporation or its shareholders for money damages for any action taken or any failure to take any action as a Director; provided, however, that nothing herein shall be deemed to eliminate or limit any liability which may not be so eliminated or limited under the laws of the State of Arizona, as in effect at the effective date of this paragraph (B) of Article SIXTH or as thereafter amended. No amendment, modification or repeal of this paragraph (B) shall eliminate or limit the protection afforded by this paragraph (B) to a director with respect to any act or omission occurring before the effective date thereof.

     (C) (1) The Corporation shall, to the maximum extent permitted by applicable law, as from time to time in effect, indemnify any individual who is or was a party to or otherwise involved in (or threatened to be made a party to or otherwise involved in) any Proceeding (as hereinafter defined) because such individual is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against all Liability (as hereinafter defined) incurred by such individual in connection with such Proceeding.

     As used in this paragraph (C) of Article SIXTH, (a) the term "Expenses" includes attorneys' fees and all other costs and expenses reasonably related to a Proceeding; (b) the term "Liability" means the obligation to pay a judgment, settlement, penalty or fine (including any excise tax assessed with respect to an employee benefit plan) and reasonable Expenses incurred with respect to a Proceeding, and includes without limitation obligations and Expenses that have not yet been paid but that have been or may be incurred; and (c) the term "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, including without limitation any action, suit or proceeding by or in the right of the Corporation and including, further, any appeal in connection with any such action, suit or proceeding.

     (2) The Corporation shall, to the maximum extent permitted by applicable law, pay any Expenses incurred by a director or officer of the Corporation in defending any such Proceeding in advance of the final disposition thereof upon receipt of any undertaking by or on behalf of such individual to repay such advances if it is ultimately determined that such individual did not meet any standard of conduct prescribed by applicable law and upon the satisfaction of such other conditions as may be imposed by applicable law.

     (3) The Corporation, by resolution of the Board of Directors, may extend the benefits of this paragraph (C) of Article SIXTH to employees and agents of the Corporation (each individual entitled to benefits under this paragraph (C) being hereinafter sometimes called an "Indemnified Person").

     (4) All rights to indemnification and to the advancement of expenses granted under or pursuant to this paragraph (C) shall be deemed to arise out of a contract between the Corporation and each person who is an Indemnified Person at any time while this paragraph (C) is in effect and may be evidenced by a separate contract between the Corporation and each Indemnified Person; and such rights shall be effective in respect of all Proceedings commenced after the effective date of this paragraph (C), whether arising from acts or omissions occurring before or after such date. No amendment, modification or repeal of this Article shall affect any rights or obligations theretofore existing.

     (5) The Corporation may purchase and maintain insurance on behalf of, or insure or cause to be insured, any individual who is an Indemnified Person against any Liability asserted against or incurred by him in any capacity in respect of which he is an Indemnified Person, or arising out of his status in such capacity, whether or not the Corporation would have the power to indemnify him against such liability under this Article. The Corporation's indemnity of any individual who is an Indemnified Person shall be reduced by any amounts such individual may collect with respect to such liability (a) under any policy of insurance purchased and maintained on his behalf by the Corporation or (b) from any other entity or enterprise served by such individual.

     (6) The rights to indemnification and to the advancement of Expenses and all other benefits provided by, or granted pursuant to, this Article shall continue as to a person who has ceased to serve in the capacity in respect of which such person was an Indemnified Person and shall inure to the benefit of the heirs, executors and administrators of such person.

     (7) The Board of Directors shall have the power and authority to make, alter, amend and repeal such procedural rules and regulations relating to indemnification and the advancement of Expenses as it, in its discretion, may deem necessary or expedient in order to carry out the purposes of this Article, such rules and regulations, if any, to be set forth in the Bylaws of the Corporation or in a resolution of the Board of Directors.

ITEM 16. EXHIBITS.

     The list of exhibits under the heading INDEX TO EXHIBITS beginning on page II-6 of this registration statement is incorporated into this Item 16 by reference.

ITEM 17. UNDERTAKINGS.

a.   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of its Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on September 8, 2005.

                                       UNISOURCE ENERGY CORPORATION


                                 By            /s/ Kevin P. Larson
                                     -------------------------------------------
                                     (Kevin P. Larson, Vice President, Treasurer
                                          and Principal Financial Officer)

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                                 TITLE                            DATE
             ---------                                 -----                            ----

     /s/ James S. Pignatelli*               Principal Executive Officer         September 8, 2005
-------------------------------------             and Director
(James S. Pignatelli, Chairman of the
 Board and Chief Executive)

     /s/ Kevin P. Larson                    Principal Financial Officer         September 8, 2005
--------------------------------
(Kevin P. Larson, Vice President,
Treasurer and Chief Financial Officer)

     /s/ Karen G. Kissinger*                Principal Accounting Officer        September 8, 2005
---------------------------------
Karen G. Kissinger, Vice President,
Controller and Chief Compliance Officer)

     /s/ Lawrence J. Aldrich*                        Director                   September 8, 2005
---------------------------------
      (Lawrence J. Aldrich)

     /s/ Larry W. Bickle*                            Director                   September 8, 2005
---------------------------------
      (Larry W. Bickle)

     /s/ Elizabeth T. Bilby*                         Director                   September 8, 2005
---------------------------------
     (Elizabeth T. Bilby)

     /s/ Harold W. Burlingame*                       Director                   September 8, 2005
---------------------------------
      (Harold W. Burlingame)

     /s/ John L. Carter*                             Director                   September 8, 2005
---------------------------------
      (John L. Carter)

     /s/ Robert A. Elliott*                          Director                   September 8, 2005
---------------------------------
      (Robert A. Elliott)

     /s/ Kenneth Handy*                              Director                   September 8, 2005
---------------------------------
        (Kenneth Handy)


                                      II-4


     /s/ Warren Y. Jobe*                             Director                   September 8, 2005
---------------------------------
        (Warren Y. Jobe)

                                                     Director
---------------------------------
       (Barbara Baumann)

                                                     Director
---------------------------------
       (Joaquin Ruiz)

    *By: /s/ Kevin P. Larson                      Attorney-in-fact              September 8, 2005
---------------------------------
Kevin P. Larson, Vice President,
Treasurer and Chief Financial
Officer)


                         INDEX TO EXHIBITS

            PREVIOUSLY FILED*
            -----------------
                WITH FILE         AS
EXHIBITS         NUMBER        EXHIBIT
--------         ------        -------

  4(a)           1-13739         4.1     --    Indenture, dated as of March 1, 2005, between UniSource
             Form 8-K, dated                   Energy Corporation and The Bank of New York, as trustee.
              March 3, 2005

  4(b)           1-13739         4.2     --    Registration  Rights Agreement, dated March 1, 2005, among
             Form 8-K, dated                   UniSource Energy Corporation and Credit Suisse First Boston
              March 3, 2005                    LLC, as representatives of the several initial purchasers
                                               named therein.

  4(c)           1-13739          4      --    Rights  Agreement, dated as of March 5, 1999, between
             Form 8-K, dated                   UniSource Energy Corporation and The Bank of New York, as
              March 5, 1999                    Rights Agent

  5(a)         333-126141                --    Opinion of Thelen Reid & Priest LLP, special counsel for
                                               UniSource Energy Corporation

  5(b)         333-126141                --    Opinion of Vincent Nitido, Jr., Esq., Vice President and
                                               General Counsel for UniSource Energy Corporation

   8           333-126141                --    Opinion of Thelen Reid & Priest LLP with respect to material
                                               United States federal tax matters contained in Exhibit 5(a)

  12           1-13739           12(a)   --    Statement of Computation of Ratio of Earnings to Fixed Charges
             Form 10-Q for
           quarter ended June
              30, 2005

  15                                     --    Awareness Letter of PricewaterhouseCoopers LLP regarding the use of unaudited interim financial information

  23(a)                                  --    Consent of PricewaterhouseCoopers LLP, Independent Registered
                                               Public Accounting Firm for UniSource Energy Corporation

  23(b)        333-126141                --    Consent of Thelen Reid & Priest LLP

  23(c)        333-126141                --    Consent of Vincent Nitido, Jr., Esq.

  24           333-126141                --    Power of Attorney

  25           333-126141                --    Statement of Eligibility of trustee on Form T-1

-------------------
*Incorporated herein by reference



                                      II-6